# Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

Solutions Vending International, Inc
997 N Fourth Street
Columbus, OH 43201
www.PopCom.Shop

Up to $510,259.20 in Class C Common Stock at $0.44
Minimum Target Amount: $9,999.88

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

## Company:

**Company:** Solutions Vending International, Inc
**Address:** 997 N Fourth Street, Columbus, OH 43201
**State of Incorporation:** DE
**Date Incorporated:** October 01, 2012

## Terms:

**Equity**

**Offering Minimum:** $9,999.88 | 22,727 shares of Class C Common Stock
**Offering Maximum:** $510,259.20 | 1,159,680 shares of Class C Common Stock
**Type of Security Offered:** Class C Common Stock
**Purchase Price of Security Offered:** $0.44
**Minimum Investment Amount (per investor):** $100.76

**Maximum number of shares offered subject to adjustment for bonus shares. See Bonus info below.*

Investment Incentives & Bonuses*

**$500+ | Tier 1**

Investor shout-out on social media Access to private PopCom investor Facebook group PopCom NFT that grants access to PopCom investor summit (virtual).

**$1,000+ | Tier 2**

Investor shout-out on social media Access to private PopCom investor Facebook group PopCom NFT that grants access to PopCom investor summit (in-person) PopCom swag bundle.

**$10,000+ | Tier 3**

Investor shout-out on social media Access to private PopCom investor Facebook group PopCom NFT that grants access to PopCom investor summit (in-person) Premium PopCom swag.

**All perks occur when the offering is completed.*

The 10% StartEngine Owners' Bonus

PopCom will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Class C Common Stock at $0.44 / share, you will receive 110 shares Class C Common Stock, meaning you'll own 110 shares for $44. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors' eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

*Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and time of offering elapsed (if any). Eligible investors will also receive the Owner's Bonus in addition to the aforementioned bonus.*

## The Company and its Business

*Company Overview*

Solutions Vending International, Inc. d/b/a PopCom ("PopCom" or the "Company") believes that self-service and automation are the future of retail. PopCom has built an automated retail technology platform for vending machines and kiosks that allows retailers to engage and understand their customers, sell more products, and learn from big data. PopCom software makes vending machines and kiosks smarter and our go-to-market program.

PopShop Local, turns unused space in hotels, airports, conference centers and more to 'shop local' robotic storefronts featuring local retailers. Companies pay us a monthly fee for placement in our PopShop Local machines and a monthly SaaS subscription to access the data. Venues give us placement for free because they love the 'shop local' focus.

*PopCom was initially organized as Shoe Vending International, LLC, an Ohio limited liability company on October 1, 2012, and converted to a Delaware corporation on March 7, 2017.*

*Competitors and Industry*

PopCom focuses on the software and retail data/analytics side of the industry. The market is projected to reach approximately $23.8 billion by 2028. We have not been able to identify a direct competitor in the market, however, we aim to partner with larger kiosk manufacturers in the vending machine and kiosk industry such as Zoom Systems/SWYFT to integrate our software. New startups are continually launching in the marketplace that may aim to compete with our solution.

In the regulated retail (cannabis/alcohol/pharmaceuticals) industry, a handful of retailers have tried launching cannabis vending machines, however, they have discontinued them.

We do not consider PopCom to be a vending machine company, but we operate in the space. The global vending machine market size was valued at $18.28 billion in 2019 and is anticipated to reach $25.25 billion by 2027, with a CAGR of 6.7% from 2021 to

2027. The market is expected to exhibit an incremental revenue opportunity of $6.97 billion from 2019 to 2027.

*Current Stage and Roadmap*

**Current Stage**

Since our 2022 crowdfunding campaign, we have developed three market-ready products and launched our PopShop Local program.

1. PopShop Kiosk - Digital Pop-up Shop (vending machine) that dispenses products. This product is now in the manufacturing stage after successfully developing a working prototype in January 2020 and building 20 machines with our Connecticut-based manufacturing partner. Of those, we have also sold (3) PopShop machines to enterprise customers, (2) machines to regulated retail customers, and the remaining machines will be launched as a part of PopShop Local.

The PopShop is the flagship machine for our PopShop Local program that turns unused space in hotels, airports, convention centers, and other high-traffic areas into 'shop local' robotic storefronts. PopShop Local is a tech alternative to brick-and-mortar stores and restaurants. We give local entrepreneurs the opportunity to be featured in locations that are typically not accessible due to the high barrier to entry. We currently have 7 PopShop Local machines deployed in venues around the country.

2. PopBox machine - in response to the growing need for food/beverages on the go and the desire of consumers to support local products, the PopBox was created to dispense temperature-controlled products using our PopCom software. The PopBox is also a part of our PopShop Local program, and can sell products made by local food/beverage companies. The PopBox machine is built by our California-based manufacturing partner. This machine costs significantly less to produce than the PopShop.

3. PopCom age verification system for regulated products - we have completed development on the software that allows vending machines to sell cannabis/alcohol/pharma by verifying the identity and managing the data on the blockchain. We have leveraged third-party blockchain technology that allows for the secure management of customer data and enables the compliant sale of regulated products including cannabis, pharmaceuticals, tobacco, gaming products, and alcohol from vending machines and kiosks. We have developed a working prototype for a paying customer and we are in the process of commercializing this solution to sell alcohol at scale. We have sold (2) cannabis machines that will be launched in 2022/2023 in a licensed cannabis dispensary.

**Sales and Marketing RoadMap**

We are currently focused on the PopShop Local program as we continue to cultivate relationships with large enterprise customers and alcohol distribution partners. Our plan is to launch 10 more PopShop Local machines in 2023, bringing our total number of machines launched to 23. PopShop Local machines will be deployed in high-traffic areas such as airports, malls, conference facilities, and college campuses, and powered by the PopCom API Our target market includes the following:

PopShop Local (SMBs):

Similar to Shopify, PopShop Local is revolutionizing in-person shopping by making it simple for anyone to spin up their own physical retail store. The ideal customer is Mature brands and small businesses with $500k - $5M in annual sales who have never opened a retail store of their own but want a physical presence for their brand.

Enterprise:

Retailers and brands seeking a new direct-to-customer distribution solution to sell and sample products and/or generate leads using vending machines and kiosks, and

Licensed regulated retailers (e.g. Cannabis dispensaries, pharmacies, etc) seeking an automated solution to dispense products while remaining regulatory compliant.

We currently have an internal sales team that has a strong existing pipeline of customers, that have been secured through trade show attendance, speaking engagements, and sales presentations. We receive sales leads generated by our CEO's thought leadership in nationally published reports in the automated retail industry and countless media features. We also receive leads generated from our website. We are working on strategic partnerships with vending machines and kiosk manufacturers to license our PopCom API.

Our business plan contemplates selling our PopShop Kiosks and PopBox machines to brands and retailers, for a retail price of approximately $25,000, and $10,000 (PopBox), respectively. We currently charge a monthly subscription fee for our PopCom API dashboard access. As currently contemplated, the base monthly subscription fee will be $500.00.

For the PopShop Local program, we currently charge retailers $500 a month for space in the machine and $500 a month for the PopCom API dashboard access.

Manufacturing and Development RoadMap

We have designed our PopShop Kiosk with the assistance of a third-party manufacturer based in Connecticut. We have a patent on our design and own our CAD files so we can produce our machine with any manufacturer of our choice.

Our API is currently in the market with over 98% uptime on the machines and software.

## The Team

### Officers and Directors

**Name:** Dawn Dickson

Dawn Dickson's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Chief Executive Officer, Secretary, Chief Financial Officer and Director
  **Dates of Service:** October 01, 2012 - Present
  **Responsibilities:** Customary responsibilities of Chief Executive Officer, Secretary, Chief Financial Officer and Director, such as managing all aspects of the business. Dawn Dickson receives annual compensation of $12,200

- **Position:** Founder
  **Dates of Service:** April 12, 2011 - Present
  **Responsibilities:** Founder of the company and primary shareholder.

Other business experience in the past three years:

- **Employer:** Flat Out of Heels, LLC
  **Title:** Founder
  **Dates of Service:** April 12, 2011 - Present
  **Responsibilities:** Approve hires and operating budget.

Other business experience in the past three years:

- **Employer:** D1 Consulting Group
  **Title:** Founder & Managing Partner
  **Dates of Service:** June 01, 2005 - Present
  **Responsibilities:** Public speaker, author, and personality.

**Name:** Natasia Malaihollo

Natasia Malaihollo's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** VP, Business Development
  **Dates of Service:** January 01, 1111 - Present
  **Responsibilities:** Issuer to provide.

Other business experience in the past three years:

- **Employer:** Wyzerr
  **Title:** CEO
  **Dates of Service:** June 04, 2014 - August 01, 2020
  **Responsibilities:** Founder and CEO of software company that built artificial intelligence to turn customer, employee, and consumer feedback data into

business tasks.

## Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

*Uncertain Risk*
An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Class C Common Stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

*Our business projections are only projections*
There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

*Any valuation at this stage is difficult to assess*
The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

*The transferability of the Securities you are buying is limited*
Any equity investment purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

*Your investment could be illiquid for a long time*
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the educational software development industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

*We may not have enough capital as needed and may be required to raise more capital.*
We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

*Terms of subsequent financings may adversely impact your investment*
We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

*Management Discretion as to Use of Proceeds*
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

*Projections: Forward Looking Information*
Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

*Minority Holder; Securities with No Voting Rights*
The Class A Common Stock that an investor is buying has no voting rights attached to them. This means that you will have no rights in dictating on how the Company will be run. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

*You are trusting that management will make the best decision for the company*
You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

*This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.*
Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

*Our new product could fail to achieve the sales projections we expected*
Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

*We are an early stage company and have limited revenue and operating history*
The Company has a short history, only in the market for 6 months with a few

customers and early stage revenue. If you are investing in this company, it's because you think that the PopShop is a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough peoples so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable.

*Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective*

Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

*The cost of enforcing our trademarks and copyrights could prevent us from enforcing them*

Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

*The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business*

To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

*Our new product could fail to achieve the sales projections we expected*
Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

*Our financial statements include a going concern note.*
Our ability to continue as a going concern for the next twelve months is dependent upon our ability to generate sufficient cash flows from operations to meet our obligations, and/or to obtain additional capital financing from investors and/or third parties. No assurance can be given that we will be successful in these efforts. These factors, among others, raise substantial doubt about our ability to continue as a going concern for a reasonable period of time.

*We may not successfully launch the our kiosks and the Popcom API, and even if successfully launched, we may not be able to successfully maintain our kiosks or the Popcom API.*
We view the commercial distribution of our kiosks and the licensing of the Popcom API as key commercial milestones. While the design files for our kiosks have been completed and the fully functional hardware prototype was completed in late 2019, there may be delays and/or we may not successfully sell our kiosks, or license the Popcom API. Even if our kiosks are successfully launched and the Popcom API is successfully licensed, they may not meet investor or marketplace expectations. Furthermore, despite good faith efforts to commercialize and further develop our kiosks and the Popcom API, they may experience malfunctions or otherwise fail to be adequately developed or maintained, which may negatively impact us.

*Product improvements.*
In order to compete, we need to rapidly make updates to and enhance our product offerings as the market demands. The development of such updates and enhancements to our products will require capital funding, expertise of management and time and effort in order to be successful. It is possible that any future updates or enhancements may never be developed or released. Even if successfully developed and released, such updates or enhancements may not be successful and may not result in an increase in revenue

*We will store personally identifiable information of consumers which is subject to vast regulation.*
Despite that the current version of our software captures and stores only limited demographic information about consumers, such as gender, age, emotion and engagement, we may be or become subject to federal, state, provincial and foreign laws regarding privacy and protection of data. Some jurisdictions have enacted laws requiring companies to notify individuals of data security breaches involving certain

types of personal data. Evolving regulations regarding personal data and personal information, in the European Union and elsewhere, including, but not limited to, the General Data Protection Regulation, which we refer to as GDPR, the California Consumer Privacy Act of 2018 and similar privacy laws in other states and jurisdictions, may limit or inhibit our ability to operate or expand our business. Such laws and regulations require or may require us to implement privacy and security policies, permit consumers to access, correct or delete personal information stored or maintained by us, inform individuals of security incidents that affect their personal information, and, in some cases, obtain consent to use personal information for specified purposes. Such laws and regulations could restrict our ability and our customers' ability to collect and use personal information, which may reduce demand for our solutions. Changing industry standards and industry self-regulation regarding the collection, use and disclosure of data may have similar effects. Existing and future privacy and data protection laws and increasing sensitivity of consumers to unauthorized disclosures and use of personal information may also negatively affect the public's perception of our kiosks and software. If our solutions are perceived to cause, or are otherwise unfavorably associated with, invasions of privacy, whether or not illegal, we or our customers may be subject to public criticism. Any failure on our part to comply with applicable privacy and data protection laws, regulations, policies and standards or any inability to adequately address privacy concerns associated with our solutions, even if unfounded, could subject us to liability, damage our reputation, impair our sales and harm our business. Furthermore, the costs of compliance with, and other burdens imposed by, such laws, regulations, policies and standards may result in a decrease in our profitability and/or limit adoption of and demand for our products.

*We may experience significant delays or other complications in manufacturing kiosks, which could harm our brand, business, prospects, financial condition and operating results.*

We may experience significant delays or other complications in bringing to market our kiosks. We will rely on third party contract manufacturers to produce our kiosks, and have not yet entered into a manufacturing agreement. Any significant delays or other complications in securing a third party manufacturer, or manufacturing of our kiosks, including, but not limited to, complications associated with production or supply chain, or regulatory approvals, could materially damage our brand, business, prospects, financial condition and operating results

*If we are unable to address the service requirements of our future customers our business will be materially and adversely affected.*

If we are unable to successfully address the service requirements of our future customers, our business and prospects will be materially and adversely affected. We anticipate the level and quality of the service we provide our customers will have a direct impact on the success of our kiosks and the PopCom API. If we are unable to satisfactorily service our customers, our ability to generate customer loyalty, grow our business, sell our kiosks and license our PopCom API, could be impaired.

*If we are unable to adequately control the costs associated with operating our*

*business, our business, financial condition, operating results and prospects will suffer.*
If we are unable to maintain a sufficiently low level of costs for manufacturing, marketing, selling and distributing and servicing our kiosks and software applications, relative to their selling prices, our operating results, gross margins, business and prospects could be materially and adversely impacted. We will incur significant costs related to compensating our personnel and consultants. Many of the factors that impact our operating costs are beyond our control. If we are unable to keep our operating costs aligned with the level of revenues we generate, our operating results, business and prospects will be harmed.

*If our kiosks, the PopCom API or the underlying software, fail to perform as expected, we may have to recall our products and our ability to develop, market and sell our kiosks and license our PopCom API, could be harmed.*
Our kiosks and third party kiosks retrofitted with our technology, may contain defects in design and manufacture that may cause them not to perform as expected or that may require repair, and our software may not perform as expected. While we intend to perform extensive internal testing, we will have a limited frame of reference by which to evaluate the performance of our kiosks, the PopCom API and the underlying software. There can be no assurances that we will not be required to recall kiosks in the future. There can be no assurance that we will be able to detect and fix any defects in our kiosks, the PopCom API or the underlying software, prior to their sale or license. Any product defects or any other failure of our kiosks, the PopCom API or the underlying software to perform as expected could harm our reputation and result in adverse publicity, lost revenue, delivery delays, product recalls, product liability claims, harm to our brand and reputation, and significant warranty and other expenses, and could have a material adverse impact on our business, financial condition, operating results and prospects

*Regulated Industries*
The Federal Controlled Substances Act (the "CSA") classifies cannabis as a Schedule I controlled substance and makes cannabis use and possession illegal on a national level. The United States Supreme Court has ruled that the Federal Government has the right to regulate and criminalize cannabis, even for medical purposes, and thus Federal law criminalizing the use of cannabis remains in effect notwithstanding state laws that legalize its use. However, the Obama Administration effectively stated that it was not an efficient use of resources to direct Federal law enforcement agencies to prosecute those lawfully abiding by state-designated laws allowing the use and distribution of medical and recreational cannabis. Yet, there is no guarantee that the Trump Administration or future administrations will not change Department of Justice ("DOJ") policy regarding the low-priority enforcement of Federal drug laws in states where cannabis has been legalized. Any such change in the Federal Government's enforcement of Federal laws could cause significant financial damage to us. Since Federal law criminalizing the use of cannabis preempts state laws that legalize its use, strict enforcement of Federal law regarding cannabis would likely result in our inability to proceed with our business plan with respect to selling our kiosks or licensing our software to retailer and brand customers who intend to dispense cannabis products. In addition, while our customers, and not us, will

dispense products from our kiosks, if our customers dispense cannabis and other regulated products from our kiosks, we could be deemed to be involved in, or aiding and abetting, the sale and/or distribution of cannabis or other regulated products in violation of the CSA and other laws. Adverse actions taken by the federal government may lead to delays in that aspect of our business operations, disruptions to our revenue streams, losses of substantial assets and potentially substantial litigation expenses. It is possible that Federal or state legislation could be enacted in the future that would prohibit us from participating in the cannabis and other regulated markets, and if such legislation were enacted, it could cause revenues to decline or our inability to grow revenues as we anticipate. In addition, the laws of foreign jurisdictions could prevent us from participating in the cannabis and other regulated markets. Management cannot predict the nature of any future laws, regulations, interpretations, or applications, nor can the they determine what effect additional governmental regulations or administrative policies and procedures, when and if promulgated, could have on our business.

*We may not be able to raise enough funds to fully implement our business plan and our investors may lose their entire investment.*
We are offering Class C Shares in the amount of up to approximately $510,259 in this Offering but may sell much less. If we are not able to raise sufficient funds, we may not be able to fund our operations as planned, and our growth opportunities may be materially adversely affected. This could increase the likelihood that an investor may lose their entire investment.

*If we cannot raise sufficient funds, we may not succeed.*
Even if the maximum amount is raised in this Offering, we may need additional funds in the future in order to grow, and if we cannot raise those funds for whatever reason, including reasons outside our control, such as another downturn in the economy, we may not survive. Because no public trading market for our Class C Shares currently exists, it will be difficult for you to sell your Class C Shares and, if you are able to sell your Class C Shares, you may have to sell them at a substantial discount to the price you paid for the Class C Shares. There is no public market for our Class C Shares. Until our Class C Shares are listed on an exchange, if ever, you may not sell your Class C Shares unless the buyer meets the applicable suitability and minimum purchase standards. Therefore, it will be difficult for you to sell your Class C Shares promptly or at all. If you are able to sell your Class C Shares, you may have to sell them at a substantial discount to the price you paid for the Class C Shares.

*Investors in our Class C Shares have no voting rights.*
Subject to applicable law and, except as mentioned in our organizational documents, the holders of Class A Shares have no voting rights, management or control rights or influence or vote on any corporate matters, and the voting stockholders and directors may take actions of which a majority of the holders of Class A Shares disapprove. In assessing the risks and rewards of an investment in the Class A Shares, investors must be aware that they are relying solely on the good faith, judgment, and ability of our directors, officers, employees and holders of our voting shares, to make appropriate decisions in respect to our management, and the holders of Class A Shares will be

subject to the decisions of our directors, officers, employees and holders of our voting shares.

*Our CEO owns 90% of our voting shares.*
As of the date of this Offering Circular, Dawn Dickson, our Chief Executive Officer, Chief Financial Officer, Secretary and a director, owns all of our Class B Common Stock, which are our only voting securities, and therefore, controls 100% of the voting power. Therefore, Ms. Dickson is able control our management and affairs and most matters requiring stockholder approval, including, but not limited to, the election of directors and approval of significant corporate transactions. This concentration of ownership and voting power may have the effect of delaying or preventing a change in control, which may not be in the best interest of our other stockholders.

*The Subscription Agreement includes an exclusive venue provision.*
Pursuant to our Subscription Agreement, investors will be agreeing that the State of Ohio will be the sole and exclusive forum for, among other things, (i) any derivative action or proceeding brought on behalf of us; (ii) any action asserting a claim of breach of a fiduciary duty owed by any of our directors, officers or other employees to us or our stockholders; (iii) any action asserting a claim arising pursuant to any provision of the Delaware General Corporation Law; (iv) any action, suit or counterclaim arising out of the Subscription Agreement; or (v) any other action arising under the Securities Act or the Securities Exchange Act. Therefore, investors may be compelled to travel to Ohio to prosecute or defend any claims involving us. This provision may limit a holder's ability to bring a claim against the company and its directors, officers, or other employees, in a judicial forum that it finds favorable for disputes, and therefore, may discourage lawsuits with respect to such claims.

*Investors in this offering may not be entitled to a jury trial with respect to claims arising under the subscription agreement, which could result in less favorable outcomes to the plaintiff(s) in any action under these agreements.*
Investors in this offering will be bound by the subscription agreement, which includes a provision under which investors waive the right to a jury trial of any claim they may have against the company arising out of or relating to the subscription agreement. By signing this agreement, the investor warrants that the investor has reviewed this waiver with his or her legal counsel, and knowingly and voluntarily waives the investor's jury trial rights following consultation with the investor's legal counsel. If we opposed a jury trial demand based on the waiver, a court would determine whether the waiver was enforceable based on the facts and circumstances of that case in accordance with the applicable state and federal law. To our knowledge, the enforceability of a contractual pre-dispute jury trial waiver in connection with claims arising under the federal securities laws has not been finally adjudicated by a federal court. However, we believe that a contractual pre-dispute jury trial waiver provision is generally enforceable, including under the laws of the State of Delaware, which governs the subscription agreement. In determining whether to enforce a contractual pre-dispute jury trial waiver provision, courts will generally consider whether the visibility of the jury trial waiver provision within the agreement is sufficiently prominent such that a party knowingly, intelligently and voluntarily waived the right

to a jury trial. We believe that this is the case with respect to the subscription agreement. You should consult legal counsel regarding the jury waiver provision before entering into the subscription agreement. If you bring a claim against the company in connection with matters arising under the subscription agreement, including claims under federal securities laws, you may not be entitled to a jury trial with respect to those claims, which may have the effect of limiting and discouraging lawsuits against the company. If a lawsuit is brought against the company under the subscription agreement, it may be heard only by a judge or justice of the applicable trial court, which would be conducted according to different civil procedures and may result in different outcomes than a trial by jury would have had, including results that could be less favorable to the plaintiff(s) in such an action. Nevertheless, if this jury trial waiver provision is not permitted by applicable law, an action could proceed under the terms of the subscription agreement with a jury trial. No condition, stipulation or provision of the subscription agreement serves as a waiver by any holder of Class A Shares or by the company of compliance with any substantive provision of the federal securities laws and the rules and regulations promulgated under those laws.

*We are not likely to pay cash dividends in the foreseeable future.*
We currently intend to retain any future earnings for use in the operation and expansion of our business. Accordingly, we do not expect to pay any cash dividends in the foreseeable future but will review this policy as circumstances dictate.

*One or more of our classes of shares may be subject to registration under the Exchange Act.*
Companies with total assets above $10 million and more than 2,000 holders of record of its equity securities, or 500 holders of record of its equity securities who are not accredited investors, at the end of their fiscal year, must register that class of equity securities with the SEC under the Exchange Act. If and when we are deemed to have over 2,000 holders of Class C Shares and assets above $10 million, we could be required to register our Class C Shares with the SEC under the Exchange Act, which would be a laborious and expensive process. In addition, if such registration takes place, we will have materially higher compliance and reporting costs going forward.

*Foreign securities laws.*
Prior to accepting any subscriptions from residents of foreign jurisdictions, we intend to consult with local counsel to ensure we accept any such subscription in compliance with local law. If, however, we accept any subscriptions and fail to comply with local law, it may subject us to regulatory actions in such foreign jurisdictions

*Investing in our Class C Shares involves risk.*
Investing in our Class C Shares involves risk. In evaluating us and an investment in our Class C Shares, careful consideration should be given to the following risk factors, in addition to the other information included in this Offering Circular. Each of these risk factors could materially adversely affect our business, operating results or financial condition, as well as adversely affect the value of an investment in our Class C Shares. The following is a summary of the risk factors that we currently believe make this

Offering speculative or substantially risky. We are still subject to all the same risks faced by all companies in our industry, and to which all such companies in the economy are exposed. These include risks relating to economic downturns, political and economic events and technological developments (such as cyber-security). Additionally, early stage companies are inherently riskier than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

*Natural disasters and other events beyond our control could materially adversely affect us.*
Natural disasters or other catastrophic events may cause damage or disruption to our operations, international commerce, and the global economy, and thus could have a strong negative effect on us. Our business operations are subject to interruption by natural disasters, fire, power shortages, pandemics and other events beyond our control. Although we maintain crisis management and disaster response plans, such events could make it difficult or impossible for us to deliver our services to our customers and could decrease demand for our services. In December 2019, a novel strain of coronavirus, COVID-19, was reported in Wuhan, China. The World Health Organization has since declared the outbreak to constitute a pandemic. The extent of the impact of COVID-19 on our operational and financial performance will depend on certain developments, including the duration and spread of the outbreak, impact on our customers and our sales cycles, impact on our customer, employee or industry events, and effect on our vendors, all of which are uncertain and cannot be predicted. At this point, the extent to which COVID-19 may impact our financial condition or results of operations is uncertain. Due to our subscription-based business model, the effect of COVID-19 may not be fully reflected in our results of operations until future periods, if at all. If the COVID-19 outbreak continues to spread, we may need to limit operations or implement limitations, including work from home policies. There is a risk that other countries or regions may be less effective at containing COVID-19, or it may be more difficult to contain if the outbreak reaches a larger population or broader geography, in which case the risks described herein could be elevated significantly.

*We depend on certain key personnel and must attract and retain additional talent.*
Our future success depends on the efforts of key personnel and consultants, especially our Chief Executive Officer, Chief Financial Officer, Secretary and director, Dawn Dickson, and our ability to attract and retain additional talent. There can be no assurance that we can attract and retain key personnel and consultants that we will require to successfully grow our business.

*Risks of borrowing.*
We may have to seek loans from financial institutions. Typical loan agreements might contain restrictive covenants which may impair our operating flexibility. A default under any loan agreement could result in a charging order that would have a material adverse effect on our business, results of operations or financial condition.

*Our intellectual property could be unenforceable or ineffective.*
One of our most valuable assets is our intellectual property. In addition to holding a

trademark, we have one pending design patent application (hardware) and one pending utility patent application (software), and plan to explore other opportunities to patent parts of our core technology; however, such patents may never be issued or certain claims may be rejected or may need to be narrowed, which may limit the protection we are attempting to obtain. In addition, companies, organizations, or individuals, including competitors, may hold or obtain patents, trademarks, or other proprietary rights that would prevent, limit, or interfere with our ability to make, use, develop, sell, or market our kiosks and/or the underlying software and the PopCom API, which would make it more difficult for us to operate our business. These third parties may have applied for, been granted, or obtained patents that relate to intellectual property, which competes with our intellectual property or technology. This may require us to develop or obtain alternative technology, or obtain appropriate licenses under these patents, which may not be available on acceptable terms or at all. Such a circumstance may result in us having to significantly increase development efforts and resources to redesign our technology in order to safeguard our competitive edge against competitors. There is a risk that our means of protecting our intellectual property rights may not be adequate, and weaknesses or failures in this area could adversely affect our business or reputation, financial condition, and/or operating results.

*We depend on technology and advanced information systems, which may fail or be subject to disruption.*
Our software applications, and other interfaces or applications built upon our platform are still unproven, and there are no assurances that our kiosks and the software on which they rely will be uninterrupted or fully secure, or that users will be willing to access, adopt, and use our kiosks or the PopCom API. Further, our software systems may be the target of malicious attacks seeking to identify and exploit weaknesses in our kiosks, the PopCom API or the underlying software. Cyber-attacks may target vendors, customers or other third parties, or the communication infrastructure on which they depend. Despite good faith efforts by us to mitigate the risks associated with cyber-attacks through various security protocols, an attack or a breach of security could result in a loss and theft of private data, violation of applicable privacy and other laws, significant legal and financial exposure, damage to reputation, and a loss of confidence in security measures, any of which could have a materially adverse effect on our business.

*Failure to obtain permits for the sale of Regulated Products.*
Our business plan includes using our software to manage customer data securely and enabling the compliant sale of regulated cannabis, pharmaceuticals, tobacco, gaming, alcohol, or other regulated products ("Regulated Products") from a vending machine or kiosk. Assuming applicable laws permit the dispensing of such regulated products through vending machines and kiosks, we and/or our retailer and brand customers may need to obtain permits from the jurisdictions in which such regulated products are dispensed. If we and/or our retailer and brand customers are not able to obtain or maintain such permits, such customers would be unable to dispense such Regulated Products in those jurisdictions, which, in turn, could negatively impact our business, operations, and financial condition.

*Management Team*
Our future success depends on the efforts of a small management team. The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

*The amount raised in this offering may include investments from officers and directors of the company or their immediate family members.*
Once the total amount of funds raised in this offering exceeds the minimum funding goal, officers and directors (and immediate family members) of the company may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

## Ownership and Capital Structure; Rights of the Securities

### Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

| Stockholder Name | Number of Securities Owned | Type of Security Owned | Percentage |
|---|---|---|---|
| Dawn Dickson | 20,000,000 | Class B Common Stock | 90.15% |

## The Company's Securities

The Company has authorized Class A Common Stock, Class B Common Stock, Class C Common Stock, and Outstanding Convertible Notes. As part of the Regulation Crowdfunding raise, the Company will be offering up to 1,159,680 of Class C Common Stock.

*Class A Common Stock*

The amount of security authorized is 40,088,253 with a total of 35,824,323 outstanding.

*Voting Rights*

There are no voting rights associated with Class A Common Stock.

*Material Rights*

The holders of Common Stock, regardless of class, will be entitled to receive pro rata dividends, if any, declared by our Board of Directors out of legally available funds, based on the number of shares of Common Stock that they hold, bears to the total number of outstanding shares of Common Stock, however, subject to any preferential right of the holders of any preferred stock that may be authorized and issued in the future. In the event of our voluntary or involuntary liquidation, dissolution, or winding up, our merger or consolidation which results in a change of control, a sale, lease, transfer, exclusive license, or other disposition, in a single transaction or series of related transactions, by us of all or substantially all of our assets, subject to any preferential right of the holders of any preferred stock that may be authorized and issued in the future, the resulting consideration shall be distributed among the holders of shares of Common Stock, regardless of class, pro-rata based on the number of shares of Common Stock held by each such holder.

The holders of Class A Shares have no voting rights, except as provided under Delaware law, which includes the right to vote on an amendment to our Certificate of Incorporation if the amendment would increase or decrease the par value of the Class A Shares, or alter or change the powers, preferences, or special rights of the Class A Shares, so as to affect them adversely.

The holders of Common Stock have no preemptive, subscription, redemption, or conversion rights.

Except as required by law, the Class A Common Stock and/or Common Security Token and the Class C Common Stock and/or Common Security Token will have no voting rights and no holder thereof shall be entitled to vote on any matter or take any written action." Regarding liquidation- in the event of a liquidation, dissolution, or winding up, the assets of the Company shall be distributed among the holders of shares of Common Stock pro rata based on the number of shares held by each such holder.

*Please refer to the Company's Second Amended and Restated Certificate of Incorporated attached as Exhibit F for additional information regarding securities' other material rights.*

***Class B Common Stock***

The amount of security authorized is 20,000,000 with a total of 20,000,000 outstanding.

*Voting Rights*

One vote per share.

*Material Rights*

There are no material rights associated with Class B Common Stock.

***Class C Common Stock***

The amount of security authorized is 1,374,882 with a total of 0 outstanding.

*Voting Rights*

There are no voting rights associated with Class C Common Stock.

*Material Rights*

*The total number of shares outstanding on a fully diluted basis, 60,303,454 shares, includes 35,824,323 shares of Class A Common Stock, 20,000,000 shares of Class B Common Stock, 215,201 shares of Class C Common Stock designated for the conversion of outstanding convertible promissory notes upon the closing of this offering and 4,263,930 options.*

<u>Liquidation, Dissolution, Winding Up; Certain Mergers, Consolidations and Asset Sales</u>

In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Corporation assets of the Corporation available for distribution to its stockholders or, or in the case of a Deemed Liquidation Event, the consideration shall be distributed among the holder of shares of Common Stock, pro rata based on the number of shares held by each such holder.

*Please refer to the Company's Second Amended and Restated Certificate of Incorporated attached as Exhibit F for additional information regarding securities' other material rights.*

***Outstanding Convertible Notes***

The security will convert into Class c common stock and the terms of the Outstanding Convertible Notes are outlined below:

**Amount outstanding:** $90,000.00
**Maturity Date:** December 01, 2022
**Interest Rate:** 5.0%
**Discount Rate:** %
**Valuation Cap:** $26,000,000.00
**Conversion Trigger:** Issuance and sale of shares of newly authorized preferred stock or common stock of the Company in a single transaction or a series of related transactions

*Material Rights*

All outstanding convertible notes will convert upon closing of the crowdfunding round into shares of Class C Common Stock (the "Conversion Shares"). These Conversion Shares are included in the pre-money valuation of the company and are subject to dilution.

## What it means to be a minority holder

As a minority holder of equity of the company, you will have limited rights in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the company.

## Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.

If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early-stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

## Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

## Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- **Name:** Class A Common Stock
  **Type of security sold:** Equity
  **Final amount sold:** $1,070,000.00
  **Number of Securities Sold:** 5,944,444
  **Use of proceeds:** Prototyping and working capital.
  **Date:** April 19, 2019
  **Offering exemption relied upon:** Regulation CF

- **Name:** Class A Common Stock
  **Type of security sold:** Equity
  **Final amount sold:** $1,070,000.00
  **Number of Securities Sold:** 1,924,522
  **Use of proceeds:** Prototyping and working capital.
  **Date:** October 01, 2020
  **Offering exemption relied upon:** Regulation CF

- **Name:** Class A Common Stock
  **Type of security sold:** Equity
  **Final amount sold:** $2,495,175.00
  **Number of Securities Sold:** 6,304,046

**Use of proceeds:** Machines and working capital.
**Date:** October 01, 2021
**Offering exemption relied upon:** Regulation A+

- **Name:** Class A Common Stock
  **Type of security sold:** Equity
  **Final amount sold:** $205,000.00
  **Number of Securities Sold:** 1,069,940
  **Use of proceeds:** Working Capital
  **Date:** June 28, 2019
  **Offering exemption relied upon:** 506(b)

- **Type of security sold:** Convertible Note
  **Final amount sold:** $30,000.00
  **Use of proceeds:** Working Capital
  **Date:** February 12, 2020
  **Offering exemption relied upon:** Section 4(a)(2)

- **Name:** Class A Common Stock
  **Type of security sold:** Equity
  **Final amount sold:** $91,020.00
  **Number of Securities Sold:** 0
  **Use of proceeds:** Working Capital
  **Date:** June 05, 2020
  **Offering exemption relied upon:** 506(b)

- **Name:** Common Stock
  **Type of security sold:** Equity
  **Final amount sold:** $20,000.00
  **Number of Securities Sold:** 0
  **Use of proceeds:** Working Capital
  **Date:** June 15, 2020
  **Offering exemption relied upon:** 506(b)

- **Name:** Class A Common Stock
  **Type of security sold:** Equity
  **Final amount sold:** $30,000.00
  **Number of Securities Sold:** 0
  **Use of proceeds:** Working Capital
  **Date:** October 31, 2020
  **Offering exemption relied upon:** 506(b)

- **Type of security sold:** Convertible Note
  **Final amount sold:** $50,000.00
  **Use of proceeds:** Working Capital
  **Date:** May 09, 20222

**Offering exemption relied upon:** Section 4(a)(2)

- **Type of security sold:** Convertible Note
  **Final amount sold:** $40,393.00
  **Use of proceeds:** Working Capital
  **Date:** June 10, 2022
  **Offering exemption relied upon:** Section 4(a)(2)

- **Type of security sold:** Convertible Note
  **Final amount sold:** $50,000.00
  **Use of proceeds:** Working Capital
  **Date:** July 08, 2022
  **Offering exemption relied upon:** Grant

- **Type of security sold:** Convertible Note
  **Final amount sold:** $90,000.00
  **Use of proceeds:** operational costs
  **Date:** May 04, 2022
  **Offering exemption relied upon:** Section 4(a)(2)

# Financial Condition and Results of Operations

## Financial Condition

*You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.*

## Results of Operations

### Circumstances which led to the performance of financial statements:

#### Revenues and Gross Profit

In late 2021 we began deploying and installing our machines, and our net revenue was $30,113. Sales of vending machine assets were $19,753 and SaaS and lease fees were $10,360. We incurred a cost of net revenues of $84,482, including direct hardware costs and allocated labor for hardware and software, resulting in a gross loss of $54,369. We did not have revenues in 2020.

#### Operating Expenses

For the 2021 fiscal year, our operating expenses were $1,726,977, consisting of $306,017 for research and development expenses, $435,665 for sales and marketing expenses, and $985,295 for general and administrative costs. For the 2020 fiscal year, our operating expenses were $1,414,064, consisting of $243,461 for research and development expenses, $269,860 for sales and marketing expenses, and $900,743 for general and administrative costs. The increases in our operating expenses during 2021 were primarily due to an increase in all functions as we increased headcount and expanded our operations as we began revenue generating activities.

**Loss from Operations**

For the 2021 fiscal year, we had an operating loss of $1,781,346, compared to an operating loss of $1,414,064 in 2020.

**Other Income (Expenses)**

For the 2021 fiscal year, we had interest expenses of $2,015, compared to $3,018, for the 2020 Annual Period. For the 2021 Annual Period, we had other income of $0, compared to $8,000 in 2020.

**Net Loss**

For the 2021 fiscal year, we had a net loss of $1,783,361, relatively flat compared to a net loss of $1,409,082 in 2020.

**Historical results and cash flows:**

Historical results and cash flows are not representative of what investors should expect in the future. Over the past few years hardware development expenses, non-recurring engineering costs, and R&D were the most cash-intensive expenses over the last few years. PopCom has no plans to build more hardware, but rather integrate our software into existing hardware, therefore we expect these expenses to be drastically reduced as we move away from hardware manufacturing.

The cash needed previously was generated from selling equity, loans, grants, and revenue. In the future, we will continue to leverage revenue and debt-equity to grow the business.

## Liquidity and Capital Resources

**What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)**

As of late July 2022, the Company has approximately $21,676.68 of cash on hand.

**How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)**

We believe the funds of this campaign are critical to our company operations.

These funds are required to support the PopShop Local program and deploying all 23 of the machines that we have built.

Although these funds are considered to be critical, we have other funds and capital resources available in addition to the funds from this Regulation Crowdfunding campaign through a grant from JOBS Ohio in the amount of $50,000 and from customer revenue.

**Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)**

We believe the funds from this campaign are necessary to the viability of the Company. Of the total funds that our Company has, 50% will be made up of funds raised from the crowdfunding campaign, if it raises its maximum funding goal.

**How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?**

If the Company raises the minimum offering amount, we anticipate the Company will be able to operate for 1 month. This is based on a current monthly burn rate of $35,000 for expenses related to operations (rent/software subscriptions), salaries, launching 10 machines ($3000 each), and marketing (tradeshows, lead generation).

**How long will you be able to operate the company if you raise your maximum funding goal?**

If the Company raises the maximum offering amount, we anticipate the Company will be able to operate for 13 months. This is based on a current monthly burn rate of $35,000 for expenses related to operations (rent/software subscriptions), salaries, launching 10 machines ($3000 each), and marketing (tradeshows, lead generation).

**Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)**

Other investor options to cover short-term burn and additional raises are being pursued. We generate monthly customer revenue and additional funding was secured prior to the launch of the campaign through additional investors and the award of a grant.

## Indebtedness

- **Creditor:** PPP Loan
  **Amount Owed:** $73,780.87
  **Interest Rate:** 1.0%
  **Maturity Date:** April 24, 2022
  In April 2020, we entered into a loan with a lender in an aggregate principal amount of $73,200 pursuant to the Paycheck Protection Program ("PPP") under the Coronavirus Aid, Relief, and Economic Security (CARES) Act. The PPP Loan is evidenced by a promissory note ("Note"). Subject to the terms of the Note, the PPP Loan bears interest at a fixed rate of one percent (1%) per annum, with the first six months of interest deferred, has an initial term of two years, and is unsecured and guaranteed by the Small Business Administration. As of December 31, 2021, we had applied for forgiveness of the PPP Loan, however, formal forgiveness has not yet occurred as of the date of these financial statements. As of the issuance date of these financial statements, we may not have met the eligibility requirements for the loan taken. There are risks and uncertainties as to potential negative outcomes from the foregoing, and as such, we have recorded the interest and non-payment penalties on this note of $3,464 and may be required to repay the loan immediately and therefore recorded it as a current liability.

- **Creditor:** Various Investors
  **Amount Owed:** $90,000.00
  **Interest Rate:** 5.0%
  **Maturity Date:** December 01, 2022
  All notes will convert upon the closing of the next equity financing for preferred or common stock at a valuation cap of $26,000,000.

## Related Party Transactions

- **Name of Entity:** Dawn Dickson
  **Relationship to Company:** Director
  **Nature / amount of interest in the transaction:** Convertible Note raised on 05/09/2022 for a principal amount of $50,000. Valuation Cap: $26M, 5% interest rate, maturity date 12/01/22.
  **Material Terms:** Note will convert upon close of next round of funding, regardless of the funding amount.

## Valuation

**Pre-Money Valuation:** $26,533,519.76

**Valuation Details:**

We used a ‘comparable company analysis’ approach to our valuation. We looked at recently funded companies in a similar space (B2B SaaS/hardware/automated retail/vending) in a similar stage (Series A) in the United States and in China which is the primary market for automated retail in the world.

**KeyMe**

KeyMe raised over $150M for AI-powered kiosks that duplicate keys in seconds.* PopCom is empowering businesses to move towards a self-service model similar to KeyMe without needing to raise millions of dollars to develop their own hardware and software operating systems.

* https://www.forbes.com/sites/marleycoyne/2020/01/14/keyme-plans-to-use-new-35-million-funding-round-to-build-10000-retail-locations/?sh=7ad4c8a418f5

**PayRange**

Millions of vending, laundry, and other cash-and-coin-only machines have not been able to accept cashless payments, because upgrading to accept card and NFC payments have historically been cost-prohibitive for most such machines. The patented PayRange solution, a small, dongle-like device that installs inside the machine, uses the consumer's smartphone for connectivity and payment over Bluetooth. In addition to retrofitting existing machines, the solution is also available as OEM in new machines. PopCom is similar work with hardware manufacturers to upgrade their vending machines with cameras to collect customer data, manage inventory and payments via a central dashboard and bringing legacy machines into the 21st century.

https://www.vendingtimes.com/news/payrange-inc-raises-70-m-to-upgrade-machines-to-accept-mobile-payment/

**Farmer’s Fridge**

Farmer's Fridge has raised over $100M for fresh food vending machines. They now sell in airports and office buildings across the country. Farmer's Fridge only sells its own products - however, PopCom is developing refrigerated machines to allow food/beverage companies to sell more products directly to customers with innovative hardware and software.

https://www.foodnavigator-usa.com/Article/2019/02/06/Investing-in-the-Future-of-Food-Farmer-s-Fridge-CEO-shares-strategies-for-successfully-raising-funds

**Other Considerations**

The initial sales and growth projections are based on the current 12 PopShop machines that have been sold and/or leased, the 800+ qualified leads in our sales pipeline for PopShop Local, combined with our full market ready regulated retail solution for cannabis and alcohol, and our major enterprise partnerships. These contracts and pipeline leads resulted from four years of lead generation activities including exhibiting at the Consumer Electronic Show (CES) twice (2018, 2020), exhibiting at the NAMA vending show (2018), exhibiting at ShopTalk (2018), exhibiting at AfroTech (2018), exhibiting at Bayer G4A Generator (2018), exhibiting at the NRF BIG Show (2020, 2022), exhibiting at the NRF Retail Advocates Summit (2022) and presenting at countless additional industry tradeshows, conferences and events, being featured in countless industry and mainstream technology publications and media outlets, and from a historical Reg CF campaign in 2019, 2020, and 2021 that propelled our company to international visibility.

In addition, we considered the valuation of our previous offering and the subsequent achievement of a number of major milestones in terms of product-market fit, we have developed three market-ready products, strong intellectual property (two patents pending), significant sales pipeline development, signed contracts, and paying customers secured after that offering.

Based on a prior offering of $26,000,000 post-money, additional production and sales valuing up to $400,000, and an additional investment of $90,000, we currently value the company at approximately $26,500,000.

*We set our valuation internally without a formal third-party independent valuation.*

*The total number of shares outstanding on a fully diluted basis, 60,303,454 shares, includes 35,824,323 shares of Class A Common Stock, 20,000,000 shares of Class B Common Stock, 215,201 shares of Class C Common Stock designated for the conversion of outstanding convertible promissory notes upon the closing of this offering and 4,263,930 options.*

## Use of Proceeds

If we raise the Target Offering Amount of $9,999.88 we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.0%

- *Operations*
  23.0%
  Day to day operations.

- *Working Capital*
  70.5%
  Deployment and management of 13 PopShop local machines

If we raise the over allotment amount of $510,259.20, we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.0%

- *Operating and Human Capital*
  55.5%
  Operating and Human Capital

- *Marketing*
  28.0%
  Marketing efforts, PR, tradeshows.

- *PopShop Local Deployment*
  10.0%
  PopShop Local Deployment, customer success/retention, services, and subscriptions.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

# Regulatory Information

## Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

## Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

## Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at www.PopCom.Shop (https://popcom.shop/investor/reports).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section

4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

## Updates

Updates on the status of this Offering may be found at: www.startengine.com/popcom

## Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR Solutions Vending International, Inc

*[See attached]*

To the Board of Directors of
Solutions Vending International, Inc.
Miami, Florida

## INDEPENDENT AUDITOR'S REPORT

**Opinion**

We have audited the accompanying financial statements of Solutions Vending International, Inc. (the "Company") which comprise the balance sheets as of December 31, 2021 and 2020, and the related statements of operations, changes in stockholder's equity, and cash flows for the years then ended, and the related notes to the financial statements.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2021 and 2020, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

**Basis for Opinion**

We conducted our audit in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

**Substantial Doubt About the Company's Ability to Continue as a Going Concern**

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As described in Note 2 to the financial statements, the Company has not generated revenues or profits since inception, has sustained net losses of $1,783,361 and $1,409,082 for the years ended December 31, 2021 and 2020, respectively, and has incurred negative cash flows from operations for the years ended December 31, 2021 and 2020. As of December 31, 2021, the Company had an accumulated deficit of $5,357,812. These factors, among others, raise substantial doubt about the Company's ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to this matter.

**Responsibilities of Management for the Financial Statements**

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

**Artesian CPA, LLC**
1624 Market Street, Suite 202 | Denver, CO 80202
p: 877.968.3330 f: 720.634.0905
info@ArtesianCPA.com | www.ArtesianCPA.com

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern within one year after the date that the financial statements are available to be issued.

**Auditor's Responsibilities for the Audit of the Financial Statements**

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with generally accepted auditing standards will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements, including omissions, are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

In performing an audit in accordance with generally accepted auditing standards, we:

- Exercise professional judgment and maintain professional skepticism throughout the audit.
- Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.
- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, no such opinion is expressed.
- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.
- Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control related matters that we identified during the audit.

**/s/ Artesian CPA, LLC**

Denver, Colorado
April 29, 2022

**Artesian CPA, LLC**
1624 Market Street, Suite 202 | Denver, CO 80202
p: 877.968.3330 f: 720.634.0905
info@ArtesianCPA.com | www.ArtesianCPA.com

**SOLUTIONS VENDING INTERNATIONAL, INC.**

**BALANCE SHEETS**

| | December 31, 2021 | December 31, 2020 |
|---|---|---|
| **ASSETS** | | |
| Current assets: | | |
| Cash and cash equivalents | $ 591,053 | $ 299,782 |
| Accounts receivable | 20,022 | - |
| Prepaid expenses and other current assets | 13,736 | - |
| Escrow receivable | 123,182 | - |
| Total current assets | 747,993 | 299,782 |
| Property and equipment, net | 636,974 | 159,000 |
| Intangible assets, net | 118,560 | - |
| Total assets | $ 1,503,527 | $ 458,782 |
| | | |
| **LIABILITIES AND STOCKHOLDERS' EQUITY** | | |
| Current liabilities: | | |
| Accounts payable | $ 22,850 | $ 120,627 |
| Accrued expenses and other current liabilities | 151,614 | 70,993 |
| Deferred revenue | 244,767 | 99,303 |
| Loan payable, current | 73,200 | - |
| Convertible promissory notes payable, current | 30,000 | - |
| Total current liabilities | 522,431 | 290,923 |
| Convertible promissory notes payable | - | 60,000 |
| Loan payable | - | 73,200 |
| Total liabilities | 522,431 | 424,123 |
| | | |
| Commitments and contingencies (Note 12) | | |
| | | |
| Stockholders' equity: | | |
| Class A common stock, $0.0001 par value; 40,000,000 shares designated, 33,944,323 and 28,168,635 shares issued and outstanding as of December 31, 2021 and 2020, respectively | 3,394 | 2,817 |
| Class B common stock, $0.0001 par value; 20,000,000 shares designated, 20,000,000 shares issued and outstanding as of both December 31, 2021 and 2020 | 2,000 | 2,000 |
| Additional paid-in capital | 6,333,514 | 3,788,873 |
| Subscription receivable | - | (184,280) |
| Accumulated deficit | (5,357,812) | (3,574,451) |
| Total stockholders' equity | 981,096 | 34,659 |
| Total liabilities and stockholders' equity | $ 1,503,527 | $ 458,782 |

See Independent Auditor's Report and accompanying notes, which are an integral part of these financial statements.

**SOLUTIONS VENDING INTERNATIONAL, INC.**

**STATEMENTS OF OPERATIONS**

| | Year Ended December 31, | |
|---|---|---|
| | **2021** | **2020** |
| Net revenue | $ 30,113 | $ - |
| Cost of net revenue | 84,482 | - |
| Gross profit (loss) | (54,369) | - |
| Operating expenses: | | |
| General and administrative | 985,295 | 900,743 |
| Sales and marketing | 435,665 | 269,860 |
| Research and development | 306,017 | 243,461 |
| Total operating expenses | 1,726,977 | 1,414,064 |
| Loss from operations | (1,781,346) | (1,414,064) |
| Other income (expense): | | |
| Interest expense | (2,015) | (3,018) |
| Other income | - | 8,000 |
| Total other income (expense), net | (2,015) | 4,982 |
| Provision for income taxes | - | - |
| Net loss | $ (1,783,361) | $ (1,409,082) |
| Weighted average common shares outstanding - basic and diluted | 51,661,721 | 46,799,643 |
| Net loss per common share - basic and diluted | $ (0.03) | $ (0.03) |

See Independent Auditor's Report and accompanying notes, which are an integral part of these financial statements.

## SOLUTIONS VENDING INTERNATIONAL, INC.

## STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

| | Class A Common Stock | | Class B Common Stock | | Additional Paid-in Capital | Subscription Receivable | Accumulated Deficit | Total Stockholders' Equity |
|---|---|---|---|---|---|---|---|---|
| | Shares | Amount | Shares | Amount | | | | |
| **Balances at December 31, 2019** | 24,928,678 | $ 2,493 | 20,000,000 | $ 2,000 | $ 2,132,892 | $ - | $ (2,165,369) | $ (27,984) |
| Issuance of common shares pursuant to | | | | | | | | |
| Reg CF and A offerings, net of issuance costs | 3,013,180 | 301 | - | - | 1,537,252 | (184,280) | - | 1,353,272 |
| Repurchase of common shares and warrants | (561,852) | (56) | - | - | (82,444) | - | - | (82,500) |
| Issuance of restricted common shares | 788,629 | 79 | - | - | 200,873 | - | - | 200,952 |
| Net loss | - | - | - | - | - | - | (1,409,082) | (1,409,082) |
| **Balances at December 31, 2020** | 28,168,635 | 2,817 | 20,000,000 | 2,000 | 3,788,573 | (184,280) | (3,574,451) | 34,659 |
| Issuance of common shares pursuant to | | | | | | | | |
| Reg A+ offering, net of issuance costs | 5,215,388 | 522 | - | - | 2,310,373 | 184,280 | - | 2,495,175 |
| Conversion of notes into common shares | 93,622 | 9 | - | - | 30,406 | - | - | 30,415 |
| Stock-based compensation | 466,678 | 47 | - | - | 204,162 | - | - | 204,208 |
| Net loss | - | - | - | - | - | - | (1,783,361) | (1,783,361) |
| **Balances at December 31, 2021** | 33,944,323 | $ 3,394 | 20,000,000 | $ 2,000 | $ 6,333,514 | $ - | $ (5,357,812) | $ 981,096 |

See Independent Auditor's Report and accompanying notes, which are an integral part of these financial statements.

## SOLUTIONS VENDING INTERNATIONAL, INC.

## STATEMENTS OF CASH FLOWS

| | Year Ended December 31, 2021 | Year Ended December 31, 2020 |
|---|---|---|
| **Cash flows from operating activities:** | | |
| Net loss | $ (1,783,361) | $ (1,409,082) |
| Adjustments to reconcile net loss to net cash used in operating activities: | | |
| Depreciation and amortization | 37,771 | - |
| Stock-based compensation expense | 204,208 | 200,952 |
| Changes in operating assets and liabilities: | | |
| Accounts receivable | (20,022) | - |
| Prepaid expenses and other current assets | (13,736) | - |
| Accounts payable | (97,777) | 58,430 |
| Accrued expenses and other current liabilities | 81,035 | 8,482 |
| Deferred revenue | 145,464 | 99,303 |
| Net cash used in operating activities | (1,446,416) | (1,041,913) |
| **Cash flows from investing activities:** | | |
| Purchases of property and equipment | (508,771) | (101,000) |
| Intangible assets | (125,534) | - |
| Net cash used in investing activities | (634,305) | (101,000) |
| **Cash flows from financing activities:** | | |
| Proceeds from convertible promissory note agreements | - | 60,000 |
| Repayment of promissory notes payable | - | (15,000) |
| Proceeds from loan payable | - | 73,200 |
| Proceeds from issuance of common shares pursuant to Reg CF and A offerings, net | 2,371,993 | 1,353,272 |
| Repurchase of common shares and warrants | - | (82,500) |
| Net cash provided by financing activities | 2,371,993 | 1,388,972 |
| **Net increase in cash and cash equivalents** | 291,272 | 246,059 |
| Cash and cash equivalents at beginning of period | 299,782 | 53,723 |
| Cash and cash equivalents at end of period | $ 591,053 | $ 299,782 |
| | | |
| **Supplemental disclosure of cash flow information:** | | |
| Cash paid for income taxes | $ - | $ - |
| Cash paid for interest | $ - | $ 1,500 |
| | | |
| **Supplemental disclosure of non-cash investing and financing activities:** | | |
| Conversion of convertible notes payable and accrued interest into common stock | $ 30,415 | $ - |
| Property and equipment included in accounts payable | $ - | $ 58,000 |
| Subscription receivable | $ - | $ 184,280 |

See Independent Auditor's Report and accompanying notes, which are an integral part of these financial statements.

**SOLUTIONS VENDING INTERNATIONAL, INC.**

**NOTES TO FINANCIAL STATEMENTS**

## 1. NATURE OF OPERATIONS

Shoe Vending International, LLC (the "Company") was a limited liability company organized under the laws of Ohio on October 1, 2012. On March 7, 2017, the Company converted to a Delaware corporation under the name Solutions Vending International, Inc. doing business as Popcom ("Popcom"). The Company is an automated retail technology company providing software and hardware solutions for self-service retailers. The Company is headquartered in Columbus, Ohio.

## 2. GOING CONCERN

The Company has evaluated whether there are certain conditions and events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern within one year after the date that the financial statements are issued.

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has not generated revenues or profits since inception, has sustained net losses of $1,783,361 and $1,409,082 for the years ended December 31, 2021 and 2020, respectively, and has incurred negative cash flows from operations for the years ended December 31, 2021 and 2020. As of December 31, 2021, the Company had an accumulated deficit of $5,357,812. These factors raise substantial doubt about the Company's ability to continue as a going concern. The Company's ability to continue as a going concern for the next twelve months is dependent upon its ability to generate sufficient cash flows from operations to meet its obligations, which it has not been able to accomplish to date, and/or to obtain additional capital financing. No assurance can be given that the Company will be successful in these efforts. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

## 3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

***Basis of Presentation***

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("GAAP"). The Company's fiscal year is December 31.

***Use of Estimates***

The preparation of the Company's financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. The Company bases its estimates on historical experience, known trends and other market-specific or other relevant factors that it believes to be reasonable under the circumstances. On an ongoing basis, management evaluates its estimates when there are changes in circumstances, facts and experience. Changes in estimates are recorded in the period in which they become known. Actual results could differ from those estimates.

***Concentrations of Credit Risk***

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents. The Company generally maintains balances in various operating accounts at financial institutions that management believes to be of high credit quality, in amounts that may exceed federally insured limits. The Company has not experienced any losses related to its cash and cash equivalents and does not believe that it is subject to unusual credit risk beyond the normal credit risk associated with commercial banking relationships. At December 31, 2021 and 2020, all of the Company's cash and cash equivalents were held at two accredited financial institutions. As of December 31, 2021 and 2020, the Company had $323,394 and $49,782 in excess of federally insured limits, respectively.

***Cash and Cash Equivalents***

The Company considers all highly liquid investments with maturities of three months or less at the date of purchase to be cash equivalents.

***Fair Value Measurements***

Certain assets and liabilities of the Company are carried at fair value under GAAP. Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. Valuation techniques used to measure fair value must maximize the use of observable inputs and minimize the use of unobservable inputs. Financial assets and liabilities carried at fair value are to be classified and disclosed in one of the following three levels of the fair value hierarchy, of which the first two are considered observable and the last is considered unobservable:

**SOLUTIONS VENDING INTERNATIONAL, INC.**

**NOTES TO FINANCIAL STATEMENTS**

- Level 1—Quoted prices in active markets for identical assets or liabilities.
- Level 2—Observable inputs (other than Level 1 quoted prices), such as quoted prices in active markets for similar assets or liabilities, quoted prices in markets that are not active for identical or similar assets or liabilities, or other inputs that are observable or can be corroborated by observable market data.
- Level 3—Unobservable inputs that are supported by little or no market activity that are significant to determining the fair value of the assets or liabilities, including pricing models, discounted cash flow methodologies and similar techniques.

The carrying values of the Company's assets and liabilities approximate their fair values.

***Accounts Receivable***

Accounts receivable are derived from products and services delivered to customers and are stated at their net realizable value. Each month, the Company reviews its receivables on a customer-by-customer basis and evaluates whether an allowance for doubtful accounts is necessary based on any known or perceived collection issues. Any balances that are eventually deemed uncollectible are written off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote. As of December 31, 2021, no allowance for doubtful account was determined to be necessary.

***Property and Equipment, Net***

Property and equipment are stated at cost less accumulated depreciation and amortization. Depreciation expense is recognized using the straight-line method over the estimated useful life of each asset. The estimated useful life of vending machine assets are 5 years and the Company begins depreciation on each asset as they are placed into service. The Company's equipment and furniture and fixtures are depreciated over an estimated useful life of 5 years. Additions and improvements are capitalized while routine repairs and maintenance are charged to expense as incurred. Upon sale or disposition, the historically recorded asset cost and accumulated depreciation are removed from the accounts and the net amount less proceeds from disposal is charged or credited to other income (expense).

***Intangible Assets, Net***

Intangible assets consist of capitalized software development costs. The Company accounts for costs incurred to develop software for internal use in accordance with Financial Accounting Standards Board ("FASB") *ASC 350-40 "Internal-Use Software"*. As required by ASC 350-40, the Company capitalizes the costs incurred during the application development stage, which include costs to design the software configuration and interfaces, coding, installation, and testing.

Costs incurred during the preliminary project stage along with post-implementation stages of internal use software are expensed as incurred. Capitalized development costs are amortized over a period of three years. Costs incurred to maintain existing product offerings are expensed as incurred. The capitalization and ongoing assessment of recoverability of development costs requires considerable judgment by management with respect to certain external factors, including, but not limited to, technological and economic feasibility, and estimated economic life.

***Impairment of Long-Lived Assets***

The Company evaluates the recoverability of its property, equipment, and other long-lived assets in accordance with FASB ASC 360 *"Property, Plant and Equipment"*, which requires recognition of impairment of long-lived assets in the event the net book value of such assets exceed the estimated future undiscounted cash flows attributable to such assets or the business to which such intangible assets relate. If the sum of the expected cash flows, undiscounted, is less than the carrying amount of the asset, an impairment loss is recognized as the amount by which the carrying amount of the asset exceeds its fair value. As of December 31, 2021 and 2020, no impairment was recorded.

***Revenue Recognition***

ASC Topic 606, "*Revenue from Contracts with Customers*" establishes principles for reporting information about the nature, amount, timing and uncertainty of revenue and cash flows arising from the entity's contracts to provide goods or services to customers. The Company adopted ASC 606 on January 1, 2019.

**SOLUTIONS VENDING INTERNATIONAL, INC.**

**NOTES TO FINANCIAL STATEMENTS**

The Company determines revenue recognition through the following steps:

- Identification of a contract with a customer;
- Identification of the performance obligations in the contract;
- Determination of the transaction price;
- Allocation of the transaction price to the performance obligations in the contract; and
- Recognition of revenue when or as the performance obligations are satisfied.

Revenue is recognized when performance obligations are satisfied through the transfer of control of promised goods to the Company's customers in an amount that reflects the consideration expected to be received in exchange for transferring goods or services to customers. Control transfers once a customer has the ability to direct the use of, and obtain substantially all of the benefits from, the product. This includes the transfer of legal title, physical possession, the risks and rewards of ownership, and customer acceptance.

The Company derives its revenues primarily from the sale and lease of its vending machine assets as well as Software-as-a-Service ("SaaS") fees. For the sale of vending machine assets, revenue is generated from the sale of hardware and a SaaS subscription. Hardware revenue is recognized at a point in time when the vending machine is shipped to the customer and ready for use. SaaS subscription revenue is recognized over time on a monthly basis over the contract term. For leases of vending machine assets, revenue is generated from the lease of hardware and SaaS subscription through contracts that typically have a 12-month term. These arrangements qualify as operating leases where consideration allocated to the lease deliverables is recognized ratably over the lease term.

All hardware sales, SaaS fees and leases are generally due on receipt of invoice.

During the year ended December 31, 2021, sales of vending machine assets were $19,753 and SaaS and lease fees were $10,360.

Deferred revenue represents amounts invoiced to customers, including initial deposits for hardware orders, for vending machines that have not yet been shipped to the customer and ready for active use. As such, the performance obligations have not been satisfied. Deferred revenue was $244,767 and $99,303 as of December 31, 2021 and 2020, respectively.

***Cost of Net Revenue***

Cost of revenue consists of direct hardware costs incurred during the assembly and deployment of vending machine assets that are directly sold to customers, as well as allocated labor for both hardware and software functions. Depreciation of the vending machine assets and amortization of software development costs are also included in cost of revenue. The Company includes outbound freight associated with shipping goods to customers as a component of cost of net revenues as the performance obligation is satisfied upon delivery, installation and customer acceptance.

***Advertising and Promotion***

Advertising and promotional costs are expensed as incurred. Advertising and promotional expense for the years ended December 31, 2021 and 2020 amounted to approximately $97,000 and $129,000, respectively, which is included in sales and marketing expense.

***Research and Development Costs***

Costs incurred in the research and development of the Company's products are expensed as incurred.

***Concentrations***

The Company is dependent on third-party vendors to supply products for research and development. In particular, the Company relies and expects to continue to rely on a small number of vendors. The loss of one of these vendors may have a negative short-term impact on the Company's operations; however, the Company believes there are acceptable substitute vendors that can be utilized longer-term.

***Convertible Instruments***

U.S. GAAP requires companies to bifurcate conversion options from their host instruments and account for them as free-standing derivative financial instruments according to certain criteria. The criteria include circumstances in which (a) the economic characteristics and risks of the embedded derivative instrument are not clearly and closely related to the economic characteristics and risks of the host contract, (b) the hybrid instrument that embodies both the embedded derivative instrument and the host contract is not re-measured at fair value under otherwise applicable generally accepted accounting principles with changes in fair value reported in earnings as they occur and (c) a separate instrument with the same terms as the embedded derivative instrument would be considered a derivative instrument. An exception to this rule is when the host instrument is deemed to be conventional as that term is described under applicable U.S. GAAP.

## SOLUTIONS VENDING INTERNATIONAL, INC.

## NOTES TO FINANCIAL STATEMENTS

When the Company has determined that the embedded conversion options should not be bifurcated from their host instruments, the Company records, when necessary, discounts to convertible notes for the intrinsic value of conversion options embedded in debt instruments based upon the differences between the fair value of the underlying common stock at the commitment date of the note transaction and the effective conversion price embedded in the note. Debt discounts under these arrangements are amortized over the term of the related debt to their stated date of redemption. The Company also records, when necessary, deemed dividends for the intrinsic value of conversion options embedded in preferred shares based upon the differences between the fair value of the underlying common stock at the commitment date of the transaction and the effective conversion price embedded in the preferred shares.

***Stock-Based Compensation***

The Company measures all stock-based awards granted to employees, directors and non-employees based on the fair value on the date of the grant and recognizes compensation expense for those awards over the requisite service period, which is generally the vesting period of the respective award. The Company issues stock-based awards with only service-based vesting conditions and records the expense for these awards using the straight-line method. For awards with performance-based vesting conditions, the Company records the expense if and when the Company concludes that it is probable that the performance condition will be achieved.

The Company classifies stock-based compensation expense in its statement of operations in the same manner in which the award recipient's payroll costs are classified or in which the award recipient's service payments are classified.

The fair value of each stock option grant is estimated on the date of grant using the Black-Scholes option-pricing model. The Company historically has been a private company and lacks company-specific historical and implied volatility information for its stock. Therefore, it estimates its expected stock price volatility based on the historical volatility of publicly traded peer companies and expects to continue to do so until such time as it has adequate historical data regarding the volatility of its own traded stock price. The expected term of the Company's stock options has been determined utilizing the "simplified" method for awards that qualify as "plain-vanilla" options. The risk-free interest rate is determined by reference to the U.S. Treasury yield curve in effect at the time of grant of the award for time periods approximately equal to the expected term of the award. Expected dividend yield is based on the fact that the Company has never paid cash dividends on common stock and does not expect to pay any cash dividends in the foreseeable future. Determining the appropriate fair value of stock-based awards requires the input of subjective assumptions. The assumptions used in calculating the fair value of stock-based awards represent management's best estimates and involve inherent uncertainties and the application of management's judgment. As a result, if factors change and management uses different assumptions, stock-based compensation expense could be materially different for future awards.

***Income Taxes***

The Company uses the liability method of accounting for income taxes as set forth in ASC 740, *Income Taxes*. Under the liability method, deferred taxes are determined based on the temporary differences between the financial statement and tax basis of assets and liabilities using tax rates expected to be in effect during the years in which the basis differences reverse. A valuation allowance is recorded when it is unlikely that the deferred tax assets will not be realized. The Company assesses its income tax positions and record tax benefits for all years subject to examination based upon our evaluation of the facts, circumstances and information available at the reporting date. In accordance with ASC 740-10, for those tax positions where there is a greater than 50% likelihood that a tax benefit will be sustained, our policy will be to record the largest amount of tax benefit that is more likely than not to be realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information. For those income tax positions where there is less than 50% likelihood that a tax benefit will be sustained, no tax benefit will be recognized in the financial statements.

***Net Loss per Share***

Net earnings or loss per share is computed by dividing net income or loss by the weighted-average number of common shares outstanding during the period, excluding shares subject to redemption or forfeiture. The Company presents basic and diluted net earnings or loss per share. Diluted net earnings or loss per share reflect the actual weighted average of common shares issued and outstanding during the period, adjusted for potentially dilutive securities outstanding. Potentially dilutive securities are excluded from the computation of the diluted net loss per share if their inclusion would be anti-dilutive. As all potentially dilutive securities are anti-dilutive as of December 31, 2021 and 2020, diluted net loss per share is the same as basic net loss per share for each year. Potentially dilutive items outstanding as of December 31, 2021 and 2020 are as follows:

**SOLUTIONS VENDING INTERNATIONAL, INC.**

**NOTES TO FINANCIAL STATEMENTS**

| | Year Ended December 31, | |
|---|---|---|
| | **2021** | **2020** |
| Convertible promissory notes* | 71,974 | 162,685 |
| Options | 2,110,012 | - |
| Total potentially dilutive shares | 2,181,986 | 162,685 |

*Convertible notes' potential shares are calculated based on principal and accrued interest, Company's capitalization and applicable valuation cap per the note agreements. See Note 7 for more information - certain notes were converted into common stock in 2021.

***Recently Adopted Accounting Pronouncements***

In February 2016, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2016-02, *Leases (Topic 842)*. This ASU requires a lessee to recognize a right-of-use asset and a lease liability under most operating leases in its balance sheet. The ASU is effective for annual and interim periods beginning after December 15, 2021. Early adoption is permitted. The Company is continuing to evaluate the impact of this new standard on our financial reporting and disclosures.

In June 2018, the FASB issued ASU No. 2018-07, *Compensation - Stock Compensation (Topic 718): Improvements to Nonemployee Share-Based Payment Accounting* ("ASU 2018-07"). ASU 2018-07 eliminates the separate accounting model for nonemployee share-based payment awards and generally requires companies to account for share-based payment transactions with nonemployees in the same way as share-based payment transactions with employees. The accounting remains different for attribution, which represents how the equity-based payment cost is recognized over the vesting period, and a contractual term election for valuing nonemployee equity share options. ASU 2018-07 is effective for fiscal years, and interim periods within those years, beginning after December 15, 2018, with early adoption permitted. The Company adopted ASU 2018-07 on January 1, 2019 and does not believe the adoption had a material impact on the financial statements as of December 31, 2021 and 2020.

In May 2014, the FASB issued ASC 606, providing new revenue recognition guidance that superseded existing revenue recognition guidance. The update, as amended, requires the recognition of revenue related to the transfer of goods or services to customers reflects the consideration to which the entity expects to be entitled in exchange for those goods or services, as well as additional qualitative and quantitative disclosures about revenues. The Company adopted the new revenue recognition guidance as of January 1, 2019 using the modified retrospective method of transition for all contracts that were not completed as of that date. Management does not believe this treatment had a material impact on revenue recognized through December 31, 2021.

In August 2018, the FASB issued ASU 2018-15, *Intangibles — Goodwill and Other — Internal-Use Software (Subtopic 350-40): Customer's Accounting for Implementation Costs Incurred in a Cloud Computing Arrangement that is a Service Contract* ("ASU 2018-15"). ASU 2018-15 requires a customer in a cloud computing arrangement that is a service contract to follow the internal-use software guidance in ASC 350-40 to determine which implementation costs to defer and recognize as an asset. The amendments in this update are effective for public entities for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2019. For all other entities, the amendment is effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021. The Company has early adopted this standard.

**SOLUTIONS VENDING INTERNATIONAL, INC.**

**NOTES TO FINANCIAL STATEMENTS**

In August 2020, FASB issued ASU 2020-06, *Accounting for Convertible Instruments and Contracts in an Entity; Own Equity* ("ASU 2020-06"), as part of its overall simplification initiative to reduce costs and complexity of applying accounting standards while maintaining or improving the usefulness of the information provided to users of financial statements. Among other changes, the new guidance removes from GAAP separation models for convertible debt that require the convertible debt to be separated into a debt and equity component, unless the conversion feature is required to be bifurcated and accounted for as a derivative or the debt is issued at a substantial premium. As a result, after adopting the guidance, entities will no longer separately present such embedded conversion features in equity, and will instead account for the convertible debt wholly as debt. The new guidance also requires use of the "if-converted" method when calculating the dilutive impact of convertible debt on earnings per share, which is consistent with the Company's current accounting treatment under the current guidance. The guidance is effective for financial statements issued for fiscal years beginning after December 15, 2021, and interim periods within those fiscal years, with early adoption permitted, but only at the beginning of the fiscal year. The Company is currently evaluating the impact the adoption of ASU 2020-06 will have on the Company's financial statements.

Management does not believe that any other recently issued accounting standards could have a material effect on the accompanying financial statements. As new accounting pronouncements are issued, the Company will adopt those that are applicable under the circumstances.

## 4. PROPERTY AND EQUIPMENT, NET

Property and equipment, net consist of the following:

| | December 31, 2021 | December 31, 2020 |
|---|---|---|
| Vending machines and associated shipping costs | $ 649,348 | $ 159,000 |
| Shipping equipment | 16,956 | - |
| Furniture and fixtures | 1,467 | - |
| | 667,771 | 159,000 |
| Less: accumulated depreciation | (30,797) | - |
| | $ 636,974 | $ 159,000 |

Depreciation expense was $30,797 and $0 for the years ended December 31, 2021 and 2020, respectively.

## 5. INTANGIBLE ASSETS, NET

During the year ended December 31, 2021, the Company capitalized $125,534 in intangible assets, consisting of software development costs. Amortization expense was $6,974 during the year ended December 31, 2021.

As of December 31, 2021, future amortization of intangible assets consisted of the following:

| | Intangible Assets, net |
|---|---|
| 2022 | $ 41,845 |
| 2023 | 41,845 |
| 2024 | 34,870 |
| | $ 118,560 |

SOLUTIONS VENDING INTERNATIONAL, INC.

NOTES TO FINANCIAL STATEMENTS

## 6. ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

Accrued expenses and other current liabilities consist of the following:

| | December 31, | |
|---|---|---|
| | 2021 | 2020 |
| Accrued personnel costs | $ 74,619 | $ 66,100 |
| Accrued marketing expenses | 36,623 | - |
| Accrued professional and other administrative expenses | 32,925 | - |
| Accrued interest and penalties | 7,447 | 4,893 |
| | $ 151,614 | $ 70,993 |

## 7. DEBT

***Promissory Notes Payable***

In 2013, the Company issued two unsecured promissory notes for an aggregate principal amount of $30,000. The notes bear interest at 5% per annum. In April 2019, one note was fully repaid and the remaining note was repaid in June 2020.

***Convertible Promissory Notes Payable***

In 2020, the Company issued six convertible promissory notes ("2020 Notes") for an aggregate principal amount of $60,000. The notes are subject to automatic conversion upon a qualified equity financing in excess of $250,000 for three notes totaling $30,000 and $5,000,000 for three notes totaling $30,000 (excluding the conversion of the notes or other convertible securities including Simple Agreements for Future Equity ("SAFE")). Upon a qualified financing, the outstanding principal and any unpaid accrued interest shall automatically convert at a conversion price equal to the quotient of valuation caps ranging from $15,000,000 to $25,000,000 divided by the dilutive common shares outstanding (assuming full conversion and/or exercise of all convertible and/or exercisable securities then outstanding including the Company's shares reserved for future issuance under the Company's equity incentive plans, but excluding SAFE agreements). In the event that a qualified equity financing does not occur prior to the notes' respective maturity dates, the notes are convertible, at the Company's discretion, into cash or shares of the Company's common stock at conversion price equal to the quotient of the valuation cap divided by the dilutive common shares outstanding. The 2020 Notes have a 2-year term maturing in 2022. The notes bear interest at 7-8% per annum.

In 2021, upon the Company's equity financing (see Note 8), the outstanding principal of certain notes totaling $30,000 and accrued interest of $415 was converted into an aggregate of 93,622 shares of Class A common stock. The balance outstanding as of December 31, 2021 and 2020 was $30,000 and $60,000, respectively. Accrued interest payable as of December 31, 2021 was $2,100.

***PPP Loan***

In April 2020, the Company entered into a loan with a lender in an aggregate principal amount of $73,200 pursuant to the Paycheck Protection Program ("PPP") under the Coronavirus Aid, Relief, and Economic Security (CARES) Act. The PPP Loan is evidenced by a promissory note ("Note"). Subject to the terms of the Note, the PPP Loan bears interest at a fixed rate of one percent (1%) per annum, with the first six months of interest deferred, has an initial term of two years, and is unsecured and guaranteed by the Small Business Administration. As of December 31, 2021, the Company has applied for forgiveness of the PPP Loan, however, formal forgiveness has not yet occurred as of the date of these financial statements.

As of the issuance date of these financial statements, the Company may not have met the eligibility requirements for the loan taken. There are risks and uncertainties as to potential negative outcomes from the foregoing, and as such, the Company has recorded the interest and non-payment penalties on this note of $3,464 and may be required to repay the loan immediately and therefore recorded it as a current liability.

**SOLUTIONS VENDING INTERNATIONAL, INC.**

**NOTES TO FINANCIAL STATEMENTS**

## 8. STOCKHOLDERS' EQUITY

***Common Stock***

As of December 31, 2021, the Company's certificate of incorporation, as amended and restated, authorized the Company to issue a total of 60,000,000 shares, $0.0001 par value, of which 40,000,000 shares are designated as Class A common stock and 20,000,000 shares are designated as Class B common stock.

The Class A common stock have no voting rights. Each holder of Class B common stock will be entitled to one vote for each share of Class B common stock held. In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Company or deemed liquidation event, assets of the Company available for distribution shall be distributed to common shareholders pro rata based on the number of shares held.

*2021 Transactions*

In 2021, the Company completed its 2020 Regulation A+ offering and issued an aggregate of 5,215,388 shares of Class A common stock for gross proceeds of $2,868,463, or $0.55 per share. As of December 31, 2021, the Company has an escrow receivable of $123,182 pertaining to this financing.

In 2021, upon the Company's Regulation CF offering, the Company converted $30,415 in outstanding notes and interest into an aggregate of 93,622 shares of Class A common stock.

*2020 Transactions*

In July 2020, the Company completed a Regulation CF offering and issued an aggregate of 1,924,522 shares of Class A common stock for gross proceeds of $1,052,299, or $0.55 per share. As of December 31, 2021 and 2020, the Company has a subscription receivable of $0 and $58,445, respectively, pertaining to this financing.

In October 2020, the Company initiated a Regulation A+ offering. As of December 31, 2020, the Company has issued an aggregate of 1,088,658 shares of Class A common stock for gross proceeds of $611,994, or $0.55 per share. As of December 31, 2021 and 2020, the Company has a subscription receivable of $123,182 and $125,835, respectively, pertaining to this financing.

In November 2020, the Company repurchased 561,852 Class A common shares and warrants from an investor for $82,500.

## 9. STOCK-BASED COMPENSATION

***Restricted Common Stock***

During the years ended December 31, 2021 and 2020, the Company granted 466,678 and 788,629 restricted shares of Class A common stock, respectively. The Company recorded stock-based compensation expense of $204,208 and $200,952 in the statements of operations for the year ended December 31, 2021 and 2020, respectively, utilizing the respective grant-date fair values of each share issuance. As of December 31, 2021 and 2020, 598,226 and 1,033,180 shares were non-vested, respectively. Total unrecognized compensation cost related to non-vested restricted common stock amounted to $336,871 as of December 31, 2021, which will be recognized over a weighted-average remaining period of 20 months.

***Options***

The Company has not yet adopted a formal stock option plan, but has issued stock options to consultants. During the year ended December 31, 2021, the Company granted options to purchase shares of Class A common stock.

A summary of information related to stock options is as follows:

**Weighted**

| | Options | Average Exercise Price | Intrinsic Value |
|---|---|---|---|
| Outstanding as of December 31, 2020 | - | $ - | $ - |
| Granted | 2,110,012 | 0.01 | |
| Exercised | - | - | |
| Forfeited | - | - | |
| Outstanding as of December 31, 2021 | 2,110,012 | $ 0.01 | $ 1,139,406 |
| Exercisable as of December 31, 2021 | - | $ 0.01 | $ - |

**SOLUTIONS VENDING INTERNATIONAL, INC.**

**NOTES TO FINANCIAL STATEMENTS**

The following table presents, on a weighted average basis, the assumptions used in the Black-Scholes option-pricing model to determine the grant-date fair value of stock options granted to employees and directors:

| | Year Ended December 31, 2021 |
|---|---|
| Risk-free interest rate | 0.33% |
| Expected term (in years) | 3.00 |
| Expected volatility | 14.40% |
| Expected dividend yield | 0% |
| Fair value per option | $ 0.54 |

The total grant-date fair value of the options granted was $1,139,406. As of December 31, 2021, no options had vested and the Company did not record stock-based compensation expense. Total unrecognized compensation cost related to non-vested stock option awards amounted to $1,139,406, which is expected to vest in equal tranches from 2022 to 2024.

***Warrants***

In December 2017, the Company issued a convertible promissory note to an investor for $50,000 (included in 2017 Notes per Note 5). The Company received an additional $50,000 from this investor pursuant to a grant agreement. Per the terms of the grant agreement, the grant was contingent on the execution of the promissory note agreement and a separate warrant agreement. The warrant agreement grants the investor a warrant to purchase up to an additional $50,000 of the fully diluted equity interests of the Company at a purchase price of $0.01 per share ("exercise price") for a term of ten years. The number of equity interests that the investor shall receive is equal to the number of shares which the related promissory note is convertible into.

In November 2020, the Company repurchased 561,852 Class A common shares and these warrants from an investor for $82,500. As of December 31, 2021 and 2020, there were no warrants outstanding.

***Classification***

Stock-based compensation is recorded in the statements of operations as follows:

| | Years Ended December 31, 2021 | Years Ended December 31, 2020 |
|---|---|---|
| Research and development | $ 39,797 | $ 8,054 |
| Sales and marketing | 60,340 | - |
| General and administrative | 104,071 | 192,898 |
| | $ 204,208 | $ 200,952 |

## 10. INCOME TAXES

As of December 31, 2021 and 2020, the Company had net deferred tax assets before valuation allowance of $990,186 and $675,822, respectively. The deferred tax assets were a result of the Company's net operating loss carryforwards and book-to-tax differences.

The Company recognizes deferred tax assets to the extent that it believes that these assets are more likely than not to be realized. In making such a determination, the Company considers all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax-planning strategies, and results of recent operations. The Company assessed the need for a valuation allowance against its net deferred tax assets and determined a full valuation allowance is required due to taxable losses for the years ended December 31, 2021 and 2020, cumulative losses through December 31, 2021, and no history of generating taxable income. Therefore, valuation allowances of $990,186 and $675,822 were recorded as of December 31, 2021 and 2020, respectively. During the year ended December 31, 2021, deferred tax assets were calculated using the Company's combined effective tax rate, which it estimated to be 21.0 percent.

The Company's ability to utilize net operating loss carryforwards will depend on its ability to generate adequate future taxable income. At December 31, 2021 and 2020, the Company had net operating loss carryforwards available to offset future taxable income in the amounts of $4,329,712 and $2,927,728, respectively.

---

**SOLUTIONS VENDING INTERNATIONAL, INC.**

**NOTES TO FINANCIAL STATEMENTS**

The Company has evaluated its income tax positions and has determined that it does not have any uncertain tax positions. The Company will recognize interest and penalties related to any uncertain tax positions through its income tax expense.

The Company may in the future become subject to federal, state and local income taxation though it has not been since its inception, other than minimum state tax. The Company is not presently subject to any income tax audit in any taxing jurisdiction, though its 2018-2021 tax years remain open to examination.

## 11. RELATED PARTY TRANSACTIONS

In 2013, the Company issued a promissory note of $15,000 to one of the founders. The note was repaid in 2020 (Note 5).

On February 26, 2020, the Company entered into a Statement of Work and CTO Retainer Agreement with Big Kitty Labs, a related party, pursuant to which the Company has agreed to pay Big Kitty Labs $5,000 per month in exchange for the services of Mr. Rockwell and Big Kitty Labs. During the year ended December 31, 2020, the Company incurred approximately $160,000 to Big Kitty Labs. Big Kitty Labs was no longer a related party in 2021.

## 12. COMMITMENTS AND CONTINGENCIES

***Lease Agreements***

In 2021, the Company entered into a two-year lease agreement on office space, with initial monthly rent of $1,905. The lease expires in 2023. Rent expense of $28,326 and $28,355 was recorded for the years ended December 31, 2021 and 2020, respectively.

Minimum base rental payments are $23,008 in 2022 and $15,536 in 2023.

***Contingencies***

The Company may be subject to pending legal proceedings and regulatory actions in the ordinary course of business. The results of such proceedings cannot be predicted with certainty, but the Company does not anticipate that the final outcome, if any, arising out of any such matters will have a material adverse effect on its business, financial condition or results of operations.

In June 2020, the Company entered into an agreement to purchase certain assets from Wyzerr, Inc., a Delaware corporation, and incurred an initial deposit payment of $50,000. In March 2021, the Company filed a lawsuit against Wyzerr pursuant to the agreement. As of December 31, 2021 and 2020, the Company has recorded a full reserve of $50,000 for this transaction as collectability could not be reasonably assured at that time. In April 2022, a settlement was reached and the Company was awarded $55,000 as payment in full of the Company's claims against Wyzerr.

## 13. SUBSEQUENT EVENTS

Management has evaluated subsequent events through April 29, 2022, the date the financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in these financial statements.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

*[See attached]*

This offering is not live or open to the public at this moment.

# PopCom

Software to Revolutionize Automated Retail


Technology
to revolutionize
PopShop
local

Website | Columbus, OH | TECHNOLOGY

**$0.00** raised

**$5,691,033** previously crowdfunded

| | |
|---|---|
| 0<br>Investors | $26.5M<br>Valuation |
| $0.44<br>Price per Share | $100.76<br>Min. Investment |
| Common<br>Shares Offered | Equity<br>Offering Type |
| $510K<br>Offering Max | Reg CF<br>Offering |

INVEST NOW

This Offering is eligible for the StartEngine Owner's 10% Bonus

*This Reg CF offering is made available through StartEngine Capital, LLC.*

*This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.*

We believe self-service and automation are the future of retail. At PopCom, we understand that successful brands are intelligent, mobile, and resilient so we built our technology in their image. Our automated retail technology platform equips entrepreneurs and brands with future-ready retail solutions that allow rapid retail expansion, incredible customer experiences, and powerful sales data. \we are redefining omnichannel strategy for worldwide brands with our automated retail technology platform. From Fortune 500 companies to smaller e-commerce entrepreneurs, we provide a new direct-to-consumer channel backed by innovative data, and frictionless transactions.



## Reasons to Invest

- PopCom is one of the companies powering retail's tech transformation with our powerful analytics software to bridge the gap between e-commerce and brick and mortar. PopCom is also one of the first companies approved to sell alcohol and cannabis in vending machines.
- PopCom has experienced 130% YoY growth over the last 3 years. We have built four market-ready products since 2020 and currently have launched 11 PopShops with 12 more going live in 2023. We have a strong sales pipeline with over 800 retailers on the waitlist for PopShop Local.
- We believe PopCom is a recognized industry leader in innovation, led by a highly experienced team with a combined 12 companies founded and 3 exits.

OVERVIEW

# We are on a mission to change the way small, local businesses enter the brick and mortar space

As a hybrid company, PopCom builds software for hardware. Using cameras installed on the machines, our software anonymously collects consumer data including age, gender, and emotion to deliver targeted ads and optimize sales conversions.



The Solution
PopCom makes machines smart
PopCom merges ecommerce with the in-person shopping experience.
• Automated collection of customer data
• Easy access to new customer acquisition
• Addresses consumers desire for instant delivery
LIVE REPORTS & ALERTS
Vital Sales Data
See which items are selling the best and who is buying them.
Inventory Alerts
Prevent the loss of revenue from out of stock items.
REALTIME SHOP UPDATES
Product Updates
Instantly update product pricing, copy, and photos
Ads & Promos
Deploy and track conversions with ads and promotions.


**The above is a rendering of a current product. Images are computer generated demo versions. Product is currently available on the market.*



Our proprietary software anonymously collects customer data like age, gender, emotion, while calculating conversion rates, delivering targeted ads and optimizing sales conversions.
Secret Sauce:
Facial Recognition & Machine Learning


PopCom was awarded a design patent in 2020 for our PopShop machine, but our powerful SaaS can be integrated across a variety of machines with ease. We currently offer two options for retailers to deliver our software: the PopShop robotic storefront, for premium brands and CPG products; and our PopBox, a temperature-controlled machine with the capacity to hold more products and keep food/beverage fresh.



PopShop
PREMIUM BRANDS AND GOODS
(Patent awarded Sept. 2020)
66" (length)
26" (front to back)
76" (height)
The PopShop machine requires 11.7 sq. ft. of space without the floor mat. With the floor mat, it requires 32 sq. ft.
$20,000 to build/ break even in 20 mo.
We Are a Hybrid Company
Our software is made for hardware. We offer two hardware options: The PopShop & the PopBox. The PopShop is OUR INVENTION. The PopBox is an existing machine that we integrated our software into.
PopBox
REFRIDGERATED PRODUCTS
46 to 47" (length)
76 to 77" (height)
32 to 33" (front to back)
Dimensions vary slightly depending on manufacturer (DMVI or MICRON)
$7,000 to build/ break even in 7-10 mo.


**The above is a rendering of a current product. Images are computer generated demo versions. Product is currently available on the market.*

**The pandemic pivot: When the pandemic hit local retailers hard, we responded with the introduction of our 'PopShop Local' program.** We aimed to eliminate the traditional challenges of brick-and-mortar retail with our easy-to-use smart vending machines and kiosks. With PopCom's PopShop Local, we convert unused space in hotels, airports, schools, and convention centers into a revolving gift shop of products made by local entrepreneurs. Whether it's mature e-commerce brands or a small business, we provide this range of brands with an accessible, data-driven physical presence.


What is PopShop Local?
• A tech alternative to brick and mortar stores and restaurants
• Digital pop-up shops placed in areas people frequent in their day to day lives
• Post office, schools, office complexes, hotel lobbies, airports, convention centers, etc.
• Machine is split between 2-4 brands
• Brands rotate every 3 months
• New product drops and launched are encouraged to happen in the PopShop first
PopShop local
Columbus
POP COM

THE PROBLEM & OUR SOLUTION

## We believe the existing model for brick and mortar retail no longer works for most businesses

We think businesses struggle in this current model, as renting space is expensive, and foot traffic is changing. According to our research, while automation and self-service features are booming, valuable data is being lost on expensive, low-IQ machines.

Physical retail needs to evolve to be more convenient and personalized to today's consumers.

We believe our turnkey solution, PopShop Local, is revolutionizing in-person shopping by making it simple for anyone to spin up their own physical retail store. By investing in PopCom, we believe shareholders have an opportunity to be at the forefront of retail's future, where, in our view, big data is a key player in business growth.

PopShop Local works by allowing retailers to share space in the machine with two to three others. We rotate the products featured in the machine every four months to allow repeat customers to discover new local brands.

The business model is simple. Venues allow PopCom to place PopShop Local in their space rent-free in exchange for a percentage of each sale (average 10%), and retailers pay just $500 a month to lease space in the machine and for software access, respectively. With this model, each PopShop Local machine has the potential to generate up to $4,150 per month.


Business Model
A subscription service that makes it easy for brands to get in, and has minimal costs over time.
PopShop local
Columbus
2
Brands per Machine
Software Access: $500/BRAND PER MONTH
Hardware Lease: $500/BRAND PER MONTH
$150/MO
POTENTIAL AD REVENUE
$2150/MO
TOTAL MONTHLY REV PER UNIT
POP COM

**We think PopShop Local will help consumers discover new brands, and buy locally.**

We believe PopShop Local is revolutionizing retail, helping big and small brands alike take their business to the next level. And what's next for PopShop Local? The PopBox Local machine is now available for local food and beverage entrepreneurs to sell their products as well.

We currently have three machines built as part of our initial test production. The first machine was sold to a celebrity juice brand in New York, with the second and third showcasing a well-known social impact company based in Atlanta.


What's Next?
PopShop Local for Food and Beverage Entrepreneurs
• Craft beverages, snacks, desserts, and meal kits made by local small businesses
• Focused on placement in office buildings, hospitals, cafeterias
• We are launching 3 concept machines this summer (NYC, Atlanta)
POP
COM
PopShop local

THE MARKET & OUR TRACTION

## According to our data, in-person shopping isn't going anywhere anytime soon. PopCom is Omnichannel.

- Ecommerce sales only account for 12.4% of total retail sales (source)
- 40 - 80% of purchases are impulse buying (source, source)
- Impulse purchases can make up to 80% of all sales for a brand (source)
- Impulse purchases are higher if you can instantly receive the product (source)

With the retail analytics market projected to reach $23.8 billion by 2028, we believe we're uniquely positioned to dominate in a market that is currently domiciled by slow-moving hardware companies.

We've spent the months following our third successful Regulation Crowdfunding continuing to build and deploy more PopShop Local machines across the country and develop partnerships with market leaders.

We have a 130% YoY growth so far from our seven PopShop locals in the following high-foot trafficked areas:


PopShop Local is in 7 locations now.
1. The Metreon (San Francisco, CA)
2. Columbus Airport
3. Tower City (Cleveland)
4. The Beverly Center (Los Angeles)
5. Polaris Mall (Columbus)
6. Concord Mills (Charlotte)
7. New York Hilton (NYC)
Columbus Airport
The Beverly Center
New York Hilton Midtown
Tower City

PopShop Local is our go-to-market strategy and a fast way for us to gain market penetration and consumer adoption. We also have secured partnerships to build and deliver PopShop machines to enterprise clients who are looking to integrate vending into their omnichannel strategy including E&J Gallo Winery, Ooreedoo, and Combs Enterprises.


Our Data Moat
POP
COM
PopCom is creating a network of connected machines that are collecting first party data that is able to determine:
What catches in-person shoppers' attention
The age, gender, and emotional IQ of shoppers in a particular venue and thus region
What types of ads are engaging to which demographic groups
The shopping preferences and behavior of different demographic groups at any given time
What types of products sell best in certain locations and venues
The foot traffic patterns of a venue
This data moat allows us to predict with high accuracy which types of products would sell best to different groups of demographics in a location at any given time.
Who would be interested in our data: brands looking to open up a new store in a specific location, real estate developers, marketing agencies creating ads for brands, etc.

**Leadership: Meet Our Founder and CEO: Dawn Dickson**

Dawn Dickson is a serial entrepreneur and inventor with over 20 years of experience in technology and business development. Dawn is one the first female founders globally to raise over $1 million in secure token offering under a Reg CF of the JOBS Act. She is considered to be one of the pioneers in Web3 and equity crowdfunding.


ACCOLADES
• NASDAQ Milestone Maker – Fall 2019 Cohort
• MEDA $1 Million Challenge – 2019 Winner
• Delegate for Women of Color in Blockchain Congressional Briefing
• INC Magazine Top 100 Female Founders
• Cover of Black Enterprise Magazine – June 2019 Issue
• Featured on CBNC's The Profit with Marcus Lemonis
• Schusterman Foundation's Reality Tech 2018 – Delegate
• Global Entrepreneurship Summit 2016 – U.S. Delegate
• USBC School of Chamber and Business Management – Guest Professor
SPEECHES & PANELS
• US Congressional Committee on Blockchain & Small Business – 2020 Speaker
• Start Engine Founder's Summit 2019 – Keynote Speaker
• Stanford University Black Business Conference – Panelist
• Women's Small Business Accelerator Gala – Keynote
• CIS Blockchain Innovation Summit – Panelist
• Women Who Mean Business Summit 2109 – Keynote
• Essence Festival 2017 – Speaker
• Women and Innovation Roundtable– Panelist, The White House
• Thrive Seminar with Daymond John – Judge
Nasdaq
MSNBC
FAST COMPANY
VentureBeat
Forbes
SBA
ESSENCE
REVOLT
YAHOO!
TECHCO

**** All logos, brands, trademarks and registered trademarks are property of their respective owners. Use of these names, trademarks and brands does not imply endorsement. The photo above (top right) does not imply a current, future, or prospective listing on NASDAQ and should not be relied upon whatsoever for any consideration of investment activity. More information on the NASDAQ Milestone Maker program can be found here.*

WHY INVEST

## Join a growing family of over 10,000 like-minded investors

As we continue to expand our executive team, secure major partnerships, and launch more PopShop Locals, we believe now is the opportunity to be at the forefront of retail's future, where big data is a key player in business growth.

Our focus for the remainder of 2022 is to the funds secured from this round to deploy the remaining 12 PopShop/PopBox machines of the 23 that were built in 2021 with the goal of reaching our $45K monthly recurring revenue goal by the end of Q3-2022. We are working to secure a master service agreement with a major venue partner to accelerate the expansion of PopShop Local. We also plan to explore further monetization of our ad screens and strengthen our partnership with VengoLabs to deliver more OOH ads to our screens.

The PopCom team and investor network is a family. We regularly schedule investor meetups around the United States and spend time talking with our investors face-to-face. We're proud to be a hub for connections, friendships, and candid discussion about our company's progress, hardships, and massive accomplishments. You'll join a growing family of over 10,000 like-minded, forward-thinking individuals that are just as excited about the future of retail as we are. Just take a look at what some of our investors have to say about us below!


Naneka J.
This speaks volumes on so many levels and platforms.
Eric S.
Looking forward to seeing PopCom become a smashing success!
Amoding O.
Very impressed by PopCom's efforts, passion and drive.
Kecia W.
2019 has been EPIC! The BEST is yet to come
Marisa G.
Super proud of Dawn...hoping to invest more in the future.
Shantay B.
I'm so excited about the future of PopCom!
Jennifer H.
It's so amazing to see it all come to fruition!
Keith B
I love what Dawn is doing and I am glad to be an investor.
LaKeysia B
I can't wait to look back on this investment in 10yr.
...and thousands more.



INSTITUTIONAL INVESTORS[†]

[†] Note: These institutional investors are not participating in this offering and their previous participation should not be part of your investment decision. Their participation in previous offerings do not guarantee future results.

*** Testimonials herein are unsolicited and are non-representative of all clients; certain investors may have different opinions and feedback than that indicated. All writers' opinions are their own and do not constitute financial advice in any way whatsoever and none of the testimonial content should be relied upon for any investment activities. Unique experiences and past performances do not guarantee future results.*

**Invest today!**

## In the Press

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# Meet Our Team



**Dawn Dickson**

Founder, CEO, and Director

*Dawn is a 6X founder (1 exit) with over 20 years in entrepreneurship and technology development. INC 100 Female Founders list (2018, 2021), OBWS/Snapchat Entrepreneur of the Year (2020), Forbes Next 1000 (2021).*



**Natasia Malaihollo**

Head of Business Development

*Natasia is a 2x Founder. She exited her company Wyzerr in 2020 after she expanded its' customer base to over 2,200 businesses in 53 countries in 2 years. In 2021, she launched PopShop Local from concept to $35K MRR commitments in 6 months.*



**Ryan Krass**

Interim CTO

*Over 10 years of experience in technology development. Responsible for managing our team of software engineers. Highly experienced in various scripting languages, content management systems and shopping carts. Helping vet, hire full time CTO*



**Pat Camp**

Head of Product - Software

*With a degree in IT, a background in systems analysis and more than 20 years of for and non-profit business experience, Pat is a natural problem solver and organizer. She has a passion for quality and efficiency and knows the PopShop customer experience inside and out. Pat's professional career started at DuPont where she led the development of one of their first laptop sales tools. She migrated to administration, marketing and fund development in the non-profit sector until making a decision several years ago to return to her IT roots. She took a full-time programming bootcamp and ended up teaching the class. Pat is PopCom's field marshal and swiss army knife, rolling up her sleeves to contribute to wherever her experience can make a difference, but her primary focus is delivering a stellar customer experience to each and every one of PopCom's clients.*

## Offering Summary

| | | |
|---|---|---|
| **Company** | : | Solutions Vending International, Inc |
| **Corporate Address** | : | 997 N Fourth Street, Columbus, OH 43201 |
| **Offering Minimum** | : | $9,999.88 |
| **Offering Maximum** | : | $510,259.20 |
| **Minimum Investment Amount (per investor)** | : | $100.76 |

## Terms

| | |
|---|---|
| **Offering Type** | Equity |
| **Security Name** | Class C Common Stock |
| **Minimum Number of Shares Offered** | 22,727 |
| **Maximum Number of Shares Offered** | 1,159,680 |
| **Price per Share** | $0.44 |
| **Pre-Money Valuation** | $26,533,519.76 |

**Maximum number of shares offered subject to adjustment for bonus shares. See Bonus info below.*

**Investment Incentives & Bonuses***

**$500+ | Tier 1**

Investor shout-out on social media Access to private PopCom investor Facebook group PopCom NFT that grants access to PopCom investor summit (virtual).

**$1,000+ | Tier 2**

Investor shout-out on social media Access to private PopCom investor Facebook group PopCom NFT that grants access to PopCom investor summit (in-person) PopCom swag bundle.

**$10,000+ | Tier 3**

Investor shout-out on social media Access to private PopCom investor Facebook group PopCom NFT that grants access to PopCom investor summit (in-person) Premium PopCom swag.

**All perks occur when the offering is completed.*

**The 10% StartEngine Owners' Bonus**

PopCom will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Class C Common Stock at $0.44 / share, you will receive 110 shares Class C Common Stock, meaning you'll own 110 shares for $44. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors' eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

*Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and time of offering elapsed (if any). Eligible investors will also receive the Owner's Bonus in addition to the aforementioned bonus.*

The Company will not incur any irregular use of proceeds.

Offering Details

Form C Filings

SHOW MORE

## Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

## Updates

Follow PopCom to get notified of future updates!

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Important Message

IN MAKING AN INVESTMENT DECISION, INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE ISSUER AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED. INVESTMENTS ON STARTENGINE ARE SPECULATIVE, ILLIQUID, AND INVOLVE A HIGH DEGREE OF RISK, INCLUDING THE POSSIBLE LOSS OF YOUR ENTIRE INVESTMENT.

www.StartEngine.com is a website owned and operated by StartEngine Crowdfunding, Inc. ("StartEngine"), which is neither a registered broker-dealer, investment advisor nor funding portal.

Unless indicated otherwise with respect to a particular issuer, all securities-related activity is conducted by regulated affiliates of StartEngine: StartEngine Capital, LLC, a funding portal registered here with the US Securities and Exchange Commission (SEC) and here as a member of the Financial Industry Regulatory Authority (FINRA), or StartEngine Primary, LLC, a broker-dealer registered with the SEC and FINRA/SIPC. You can review the background of our broker-dealer and our investment professionals on FINRA's BrokerCheck here. StartEngine Secondary is an alternative trading system regulated by the SEC and operated by StartEngine Primary, LLC, a broker dealer registered with the SEC and FINRA.

Investment opportunities posted and accessible through the site are of three types:

1) Regulation A offerings (JOBS Act Title IV; known as Regulation A+), which are offered to non-accredited and accredited investors alike. These offerings are made through StartEngine Primary, LLC (unless otherwise indicated). 2) Regulation D offerings (Rule 506(c)), which are offered only to accredited investors. These offerings are made through StartEngine Primary, LLC. 3) Regulation Crowdfunding offerings (JOBS Act Title III), which are offered to non-accredited and accredited investors alike. These offerings are made through StartEngine Capital, LLC. Some of these offerings are open to the general public, however there are important differences and risks.

Any securities offered on this website have not been recommended or approved by any federal or state securities commission or regulatory authority. StartEngine and its affiliates do not provide any investment advice or recommendation and do not provide any legal or tax advice with respect to any securities. All securities listed on this site are being offered by, and all information included on this site is the responsibility of, the applicable issuer of such securities. StartEngine does not verify the adequacy, accuracy or completeness of any information. Neither StartEngine nor any of its officers, directors, agents and employees makes any warranty, express or implied, of any kind whatsoever related to the adequacy, accuracy, or completeness of any information on this site or the use of information on this site. See additional general disclosures here.

By accessing this site and any pages on this site, you agree to be bound by our Terms of Use and Privacy Policy, as may be amended from time to time without notice or liability.

Canadian Investors

Investment opportunities posted and accessible through the site will not be offered to Canadian resident investors.

Potential investors are strongly advised to consult their legal, tax and financial advisors before investing. The securities offered on this site are not offered in jurisdictions where public solicitation for offerings is not permitted; it is solely your responsibility to comply with the laws and regulations of your country of residence.

California Investor Only - **Do Not Sell My Personal Information**

## EXHIBIT D TO FORM C

## VIDEO TRANSCRIPT

Retail Solutions that are cheaper, faster and smarter than brick and mortar

Our Machines in the Field (Various locations)

More Rollouts in 2022

Technology for the future of retail

Welcome to Omni Channel

Universities, Airports, Malls, Hotels, Convention Centers

Backed up by an incredible digital storefront manager

Connecting Brands with high spending consumers

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 5.5-13% (five and one-half to thirteen) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions and rights as the securities being offered and sold by the issuer on StartEngine Capital's website.

- As compensation for the services provided by StartEngine Capital, investors are also required to pay StartEngine Capital a fee consisting of a 0-3.5% (zero to three and a half percent) service fee based on the dollar amount of securities purchased in each investment.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.

- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be canceled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50% and 100% of the funding goal. If the issuer hits its goal early, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before the new deadline.

- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach
$5M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer.

- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be canceled and committed funds will be returned.

- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

Minimum and Maximum Investment Amounts

- In order to invest, to commit to an investment or to communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non- personal information including information related to income, net worth, and other investments.

- Investor Limitations: There are no investment limits for investing in crowdfunding offerings for accredited investors. Non-accredited investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $107,000, then during any 12-month period, they can invest either $2,200 or 5% of their annual income or net worth, whichever is greater. If both their annual income and net worth are equal to or more than $107,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is greater, but their investments cannot exceed $107,000.

EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

*[See attached]*

# Delaware

The First State

*I, JEFFREY W. BULLOCK, SECRETARY OF STATE OF THE STATE OF DELAWARE, DO HEREBY CERTIFY THE ATTACHED IS A TRUE AND CORRECT COPY OF THE RESTATED CERTIFICATE OF "SOLUTIONS VENDING INTERNATIONAL, INC.", FILED IN THIS OFFICE ON THE EIGHTEENTH DAY OF JULY, A.D. 2022, AT 10:51 O`CLOCK A.M.*

Jeffrey W. Bullock, Secretary of State

6382953 8100
SR# 20223012071

Authentication: 203943492
Date: 07-18-22

State of Delaware
Secretary of State
Division of Corporations
Delivered 10:51 AM 07/18/2022
FILED 10:51 AM 07/18/2022
SR 20223012071 - File Number 6382953

# SECOND AMENDED AND RESTATED CERTIFICATE OF INCORPORATION OF SOLUTIONS VENDING INTERNATIONAL, INC.

(Pursuant to Sections 242 and 245 of the General Corporation Law of the State of Delaware)

Solutions Vending International, Inc., a corporation organized and existing under and by virtue of the provisions of the General Corporation Law of the State of Delaware (the "**General Corporation Law**"),

**DOES HEREBY CERTIFY:**

1. That the name of the corporation is Solutions Vending International, Inc. and that the corporation was originally incorporated pursuant to the General Corporation Law on April 7, 2017 under the name Solutions Vending International, Inc.

2. That the Board of Directors duly adopted resolutions proposing to amend and restate the Certificate of Incorporation of the corporation, declaring said amendment and restatement (this "**Amendment**") to be advisable and in the best interests of the corporation and its stockholders, and authorizing the appropriate officers of the corporation to solicit the consent of the stockholders therefor, which resolution setting forth the proposed amendment and restatement is as follows:

**RESOLVED**, that the Certificate of Incorporation of the corporation be amended and restated in its entirety to read as follows:

**FIRST**: The name of the corporation is Solutions Vending International, Inc. (the "**Corporation**").

**SECOND**: The address of the registered office of the Corporation in the State of Delaware is 16192 Coastal Highway Street, in the City of Lewes, County of Sussex, Zip Code 19958. The name of its registered agent at such address is Harvard Business Services, Inc.

**THIRD**: The nature of the business or purposes to be conducted or promoted is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law.

**FOURTH**: The aggregate number of shares of all classes of stock which the Corporation shall have authority to issue is 61,413,608 shares, consisting of:

A. 61,413,608 shares of common stock, par value $0.0001 per share (the "**Common Stock**"), of which

a. 40,088,253 shares are designated as Class A Common Stock (the "**Class A Common Stock**" or "**Common Security Token**"); and

b. 20,000,000 shares are designated as Class B Common Stock (the "**Class B Common Stock**"), and

c. 1,325,355 shares are designated as Class C Common Stock (the "**Class C Common Stock**" or "**Common Security Token**"), and

The following is a statement of the designations and the powers, privileges and rights, and the qualifications, limitations or restrictions thereof in respect of the capital stock of the Corporation.

B. COMMON STOCK

a. Voting. Except as required by law, the Class A Common Stock and/or Common Security Token and the Class C Common Stock and/or Common Security Token will have no voting rights and no holder thereof shall be entitled to vote on any matter or take any written action. Each holder of shares of Class B Common Stock will be entitled to one vote for each share of Class B Common Stock held at all meetings of stockholders (and written actions in lieu of meetings).

b. Liquidation, Dissolution or Winding Up; Certain Mergers, Consolidations and Asset Sales.

b.1 Payments to Holders of Common Stock. In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Corporation, assets of the Corporation available for distribution to its stockholders or, in the case of a Deemed Liquidation Event, the consideration shall be distributed among the holders of shares of Common Stock, pro rata based on the number of shares held by each such holder.

b.2 Deemed Liquidation Events.

b.2.1 Definition. Each of the following events shall be considered a "**Deemed Liquidation Event**":

(a) a merger or consolidation in which

(i) the Corporation is a constituent party or

(ii) a subsidiary of the Corporation is a constituent party and the Corporation issues shares of its capital stock pursuant to such merger or consolidation,

except any such merger or consolidation involving the Corporation or a subsidiary in which the shares of capital stock of the Corporation outstanding immediately prior to such merger or consolidation continue to represent, or are converted into or exchanged for shares of capital stock that represent, immediately following such merger or consolidation, at least a majority, by voting power, of the capital stock of (1) the surviving or resulting corporation; or (2) if the surviving or resulting corporation is a wholly owned subsidiary of another corporation immediately following such merger or consolidation, the parent corporation of such surviving or resulting corporation; or

(b) (1) the sale, lease, transfer, exclusive license or other disposition, in a single transaction or series of related transactions, by the Corporation or any subsidiary of the Corporation of all or substantially all the assets of the Corporation and its subsidiaries taken as a whole or (2) the sale or disposition (whether by merger, consolidation or otherwise, and whether in a single transaction or a series of related transactions) of one or more subsidiaries of the Corporation if substantially all of the assets of the Corporation and its subsidiaries taken as a whole are held by such subsidiary or subsidiaries, except where such sale, lease, transfer, exclusive license or other disposition is to a wholly owned subsidiary of the Corporation.

b.2.2 Effecting a Deemed Liquidation Event.

(a) The Corporation shall not have the power to effect a Deemed Liquidation Event referred to in Subsection 2.3 .1(a)(i) unless the agreement or plan of merger or consolidation for such transaction (the "**Merger Agreement**") provides that the consideration payable to the stockholders of the Corporation in such Deemed Liquidation Event shall be paid to the holders of capital stock of the Corporation in accordance with Subsection 2.1.

b.2.3 Amount Deemed Paid or Distributed. The amount deemed paid or distributed to the holders of capital stock of the Corporation upon any such merger, consolidation, sale, transfer, exclusive license, other disposition or redemption shall be the cash or the value of the property, rights or securities to be paid or distributed to such holders pursuant to such Deemed Liquidation Event.

b.2.4 Allocation of Escrow and Contingent Consideration. In the event of a Deemed Liquidation Event, if any portion of the consideration payable to the stockholders of the Corporation is payable only upon satisfaction of contingencies (the "**Additional Consideration**"), the Merger Agreement shall provide that (a) the portion of such consideration that is not Additional Consideration (such portion, the "**Initial Consideration**") shall be allocated among the holders of capital stock of the Corporation in accordance with Subsection 2.1 as if the Initial Consideration were the only consideration payable in connection with such Deemed Liquidation Event; and (b) any Additional Consideration which becomes payable to the stockholders of the Corporation upon satisfaction of such contingencies shall be allocated among the holders of capital stock of the Corporation in accordance with Subsection 2.1 after taking into account the previous payment of the Initial Consideration as part of the same transaction.

**FIFTH**: Subject to any additional vote required by this Amendment or Bylaws, in furtherance and not in limitation of the powers conferred by statute, the Board of Directors is expressly authorized to make, repeal, alter, amend and rescind any or all of the Bylaws of the Corporation.

**SIXTH**: Subject to any additional vote required by Amendment, the number of directors of the Corporation shall be determined in the manner set forth in the Bylaws of the

Corporation. Each director shall be entitled to one vote on each matter presented to the Board of Directors, except for the Chairman of the Board who shall have the same number of votes as all other directors combined plus one additional vote.

**SEVENTH**: Elections of directors need not be by written ballot unless the Bylaws of the Corporation shall so provide.

**EIGHTH**: Meetings of stockholders may be held within or outside the State of Delaware, as the Bylaws of the Corporation may provide. The books of the Corporation may be kept outside the State of Delaware at such place or places as may be designated from time to time by the Board of Directors or in the Bylaws of the Corporation.

**NINTH**: To the fullest extent permitted by law, a director of the Corporation shall not be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director. If the General Corporation Law or any other law of the State of Delaware is amended after approval by the stockholders of this Article Ninth to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director of the Corporation shall be eliminated or limited to the fullest extent permitted by the General Corporation Law as so amended.

Any repeal or modification of the foregoing provisions of this Article Ninth by the stockholders of the Corporation shall not adversely affect any right or protection of a director of the Corporation existing at the time of, or increase the liability of any director of the Corporation with respect to any acts or omissions of such director occurring prior to, such repeal or modification.

**TENTH**: To the fullest extent permitted by applicable law, the Corporation is authorized to provide indemnification of (and advancement of expenses to) directors, officers and agents of the Corporation (and any other persons to which General Corporation Law permits the Corporation to provide indemnification) through Bylaw provisions, agreements with such agents or other persons, vote of stockholders or disinterested directors or otherwise, in excess of the indemnification and advancement otherwise permitted by Section 145 of the General Corporation Law.

Any amendment, repeal or modification of the foregoing provisions of this Article Tenth shall not (a) adversely affect any right or protection of any director, officer or other agent of the Corporation existing at the time of such amendment, repeal or modification or (b) increase the liability of any director of the Corporation with respect to any acts or omissions of such director, officer or agent occurring prior to, such amendment, repeal or modification.

**ELEVENTH**: The Corporation renounces, to the fullest extent permitted by law, any interest or expectancy of the Corporation in, or in being offered an opportunity to participate in, any Excluded Opportunity. An "**Excluded Opportunity**" is any matter, transaction or interest that is presented to, or acquired, created or developed by, or which otherwise comes into the possession of (i) any director of the Corporation who is not an employee of the Corporation or any of its subsidiaries, or (ii) any partner, member, director, stockholder, employee, affiliate or agent of any such holder, other than someone who is an employee of the Corporation or any of its subsidiaries (collectively, the persons referred to in clauses (i) and (ii) are "Covered Persons"), unless such matter, transaction or interest is presented to, or acquired, created or developed by, or otherwise comes into the possession of, a Covered Person expressly and solely in such Covered Person's capacity as a director of the Corporation while such Covered Person is performing services in such capacity. Any repeal or modification of this Article Eleventh will only be prospective and will not affect the rights under this Article Eleventh in effect at the time of the occurrence of any actions or omissions to act giving rise to liability.

* * *

3. That the foregoing Amendment was approved by the holders of the requisite number of shares of the Corporation in accordance with Section 228 of the General Corporation Law.

4. That this Amendment, which restates and integrates and further amends the provisions of the Corporation's Certificate of Incorporation, has been duly adopted in accordance with Sections 242 and 245 of the General Corporation Law.

**IN WITNESS WHEREOF**, this Second Amended and Restated Certificate of Incorporation has been executed by a duly authorized officer of the Corporation on the 18th day of July, 2022.

DocuSigned by:

By: Dawn Dickson-Akpoghene
318BCF86402246A...
Dawn Dickson, President and CEO